UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

under Section 14(d)(4) of the Securities Exchange Act of 1934

THORNE HEALTHTECH, INC.

(Name of Subject Company)

THORNE HEALTHTECH, INC.

(Name of Person(s) Filing Statement)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

885260 109

(CUSIP Number of Class of Securities)

Paul Jacobson

Chief Executive Officer

Thorne HealthTech, Inc.

152 W. 57th Street

New York, New York 10019

(929) 251-6321

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

With copies to:

Philip Oettinger	Rich Mullen
Wilson Sonsini Goodrich & Rosati, P.C.	Wilson Sonsini Goodrich & Rosati, P.C.
650 Page Mill Road	One Market Plaza, Spear Tower, Suite 3300
Palo Alto, California 94304	San Francisco, California 94105
(650) 493-9300	(415) 947-2000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1. Subject Company Information

Name and Address

The name of the subject company is Thorne HealthTech, Inc., a Delaware corporation (which we refer to as “Thorne”). Unless the context indicates otherwise, we use the terms “us,” “we” and “our” to refer to Thorne. The address of Thorne’s principal executive office is 152 W. 57th Street, New York, New York 10019. The telephone number of Thorne’s principal executive office is (929) 251-6321.

Securities

This Solicitation/Recommendation Statement on Schedule 14D-9 (which we refer to as this “Schedule 14D-9”) relates to the Common Stock of Thorne, par value $0.01 per share (which we refer to as “Shares”). As of September 11, 2023, there were 54,036,771 Shares issued and outstanding. Also as of September 11, 2023, there were (1) 9,101,236 Shares issuable upon the exercise of outstanding stock options (which we refer to as “Thorne Options”); (2) 6,355,070 Shares underlying outstanding restricted stock units (which we refer to as “Thorne RSUs”); and (3) 3,098,535 Shares underlying outstanding warrants (which we refer to as “Thorne Warrants”).

Item 2. Identity and Background of Filing Person

Name and Address

Thorne, the subject company, is the person filing this Schedule 14D-9. The name, business address and business telephone number of Thorne are set forth in the section of this Schedule 14D-9 captioned “Item 1. Subject Company Information—Name and Address.”

Tender Offer

This Schedule 14D-9 relates to the cash tender offer (which we refer to as the “Offer”) by Healthspan Merger Sub, Inc., a Delaware corporation (which we refer to as “Purchaser”) and a wholly owned direct subsidiary of Healthspan Buyer, LLC, a Delaware limited liability company (which we refer to as “Parent” and together with Purchaser, the “Buyer Parties”), to purchase all of the issued and outstanding Shares at an offer price of $10.20 per Share, net to the seller in cash, without interest and less any required withholding taxes and any Dividend Adjustment (which we refer to as the “Offer Price”). The Merger Agreement provides that if Thorne establishes a record date for, declares, sets aside or pays any dividend or other distribution payable in cash, property or otherwise with respect to any Shares (other than any stock distribution or stock dividend (including any stock dividend or other distribution of securities convertible into Shares)), any such dividend or other distribution paid, set aside or declared with a record date prior to the Offer Acceptance Time shall reduce the Offer Price on a dollar-for-dollar basis (in the case of any dividend or distribution that is not in cash, based on the fair value of such property or otherwise as reasonably determined by Parent) (any such reduction which we refer to as, a “Dividend Adjustment”). If the Offer Price is reduced because of any Dividend Adjustments, Purchaser will provide notice of such reduction, and depending on the time remaining before the Expiration Date (as defined below) of the Offer, Purchaser may be required to extend the Offer.

The Offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 14, 2023 (as it may be amended or supplemented from time to time, and which we refer to as the “Offer to Purchase”), and the related form of Letter of Transmittal (as it may be amended or supplemented from time to time, and which we refer to as the “Letter of Transmittal”), pursuant to the Agreement and Plan of Merger (as it may be amended from time to time, and which we refer to as the “Merger Agreement”), dated August 27, 2023, by and among the Buyer Parties and Thorne. A more complete description of the Merger Agreement can be found in Section 11 of the Offer to Purchase. A copy of the Merger Agreement is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated in this Schedule 14D-9 by reference. The Offer is described in a Tender Offer Statement on Schedule TO (as it may be amended or supplemented from time to time, which we refer to as the “Schedule TO”) filed by the Buyer Parties with the Securities and Exchange Commission (which we refer to as the “SEC”) on September 14, 2023. The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to this Schedule 14D-9, respectively, and are incorporated in this Schedule 14D-9 by reference.

Pursuant to the Merger Agreement, upon the terms and subject to the conditions thereof, Purchaser will (and Parent will cause Purchaser to) (1) promptly after the Expiration Time (as defined below), accept for payment all Shares tendered (and not validly withdrawn) pursuant to the Offer (we refer to the time of such acceptance as the “Offer Acceptance Time”); and (2) as promptly as practicable after the Offer Acceptance Time, pay for such Shares by delivery of funds to the depositary for the Offer. Parent shall provide or cause to be provided to Purchaser the consideration necessary for Purchaser to comply with such obligations to accept for payment and pay for such Shares. Parent intends to fund the aggregate Offer Price and all other consideration payable upon the consummation of the Offer and the Merger (as defined below). L Catterton X, L.P., a Delaware limited partnership, and L Catterton X Offshore, L.P., a Cayman Islands exempted limited partnership (each of which we refer to as a “Guarantor” and, collectively, the “Guarantors”), have provided Parent with an Equity Commitment Letter and Guaranty (as described in further detail in the section of this Schedule 14D-9 captioned “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements between Thorne and the Buyer Parties,” which, among other things, includes a commitment by the Guarantors to provide Parent with funds of up to $705 million for the purposes of Parent making, or causing to be made, all payments due and payable as a result of, or in connection with, the consummation of the Offer and the Merger. The Offer, the Merger and the other transactions contemplated by the Merger Agreement (all of which we refer to as the “Transactions”) are not subject to a financing condition.

As soon as practicable following the consummation of the Offer, the Merger Agreement provides that Purchaser will be merged with and into Thorne (which merger we refer to as the “Merger”), with Thorne continuing as the surviving corporation (which we refer to as the “Surviving Corporation”). The Merger Agreement contemplates that the Merger will be effected pursuant to Section 251(h) of the Delaware General Corporation Law (which we refer to as the “DGCL”), which permits, subject to the terms and conditions of Section 251(h) of the DGCL, consummation of the Merger without a vote of Thorne stockholders. Under the terms of the Merger Agreement, Thorne and the Buyer Parties must consummate the Merger no later than the first business day after the Offer Acceptance Time. At the effective time of the Merger (which we refer to as the “Effective Time”), each Share (other than such Shares (1) held by the Company and any of its subsidiaries, (2) owned by the Buyer Parties (including, for the avoidance of doubt, Shares acquired by Purchaser pursuant to the Offer), (3) owned by any direct or indirect wholly owned subsidiary of the Buyer Parties or (4) as to which the holder or beneficial owner thereof has properly and validly exercised and not failed to perfect or effectively waived, withdrawn or lost their statutory rights of appraisal of such Shares in accordance with Section 262 of the DGCL (which Shares described in the foregoing clause (4) we refer to as “Dissenting Shares”)), will be cancelled and extinguished and automatically converted into the right to receive cash in an amount equal to the Offer Price, subject to the terms and conditions set forth in the Merger Agreement.

Purchaser commenced (within the meaning of Rule 14d-2 promulgated under the Securities Exchange Act of 1934 (which we refer to as the “Exchange Act”)) the Offer on September 14, 2023. Subject to the terms and conditions of the Merger Agreement and the Offer, the Offer is initially scheduled to expire as of one minute following 11:59 p.m., Eastern time at the end of October 12, 2023 (which we refer to as the “Initial Expiration Date,” and such date or such subsequent date to which the Initial Expiration Date is extended in accordance with the terms of the Merger Agreement, as the “Expiration Date”, and one minute following 11:59 p.m., Eastern time at the end of the Expiration Date, as the “Expiration Time”). Acceptance for the payment of Shares validly tendered and not validly withdrawn pursuant to and subject to the conditions to the Offer (as more fully described in Section 15 in the Offer to Purchase) is expected to occur on October 13, 2023, unless Purchaser extends the Offer pursuant to the terms of the Merger Agreement.

The Offer is conditioned upon the satisfaction of the following conditions at the expiration of the Offer, or waiver by Parent (except that the Minimum Condition defined below and the condition described in the last bullet below may not be waived by Parent without Thorne’s consent):

•

the number of Shares validly tendered and not validly withdrawn in accordance with the terms of the Offer that, upon the consummation of the Offer, together with the Shares then owned by Parent and Purchaser (if any) (excluding Shares (A) tendered pursuant to guaranteed delivery procedures that have not yet been “received,” as such term is defined in Section 251(h) of the DGCL, by the depositary for the Offer pursuant to such procedures, or (B) tendered by Thorne or any of its wholly-owned subsidiaries), representing at least a majority of all then-outstanding Shares (excluding, for the avoidance of the doubt, Shares (x) that are owned or held by Thorne (including shares held in treasury) or any of its wholly-owned subsidiaries and (y) that are owned or held by Purchaser as a result of any tender into the Offer by Thorne or any of its wholly-owned subsidiaries) (which we refer to as the “Minimum Condition”);

•

the waiting periods (and any extensions thereof), if any, applicable to the Transactions pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the “HSR Act”) having expired or otherwise been terminated, and all requisite consents, directions or orders required to consummate the Transactions pursuant thereto having been obtained;

•

no temporary restraining order, preliminary or permanent injunction or other judgment or order issued by any court of competent jurisdiction or other legal or regulatory restraint or prohibition preventing the consummation of the Transactions being in effect, no action having been taken by any government, governmental or regulatory entity or body, department, commission, bureau, council, board, agency or instrumentality, and any court, tribunal, arbitrator or arbitral body (public or private) or judicial body, in each case whether federal, state, county or provincial, and whether local or foreign of competent jurisdiction, and no statute, rule regulation or order having been enacted, entered, enforced or deemed applicable to the Transactions, that, in each case, prohibits, makes illegal or enjoins the consummation of the Transactions;

•

the representations and warranties made by Thorne in the Merger Agreement being true and correct, subject to the materiality and other qualifications set forth in the Merger Agreement, as further described in the Offer to Purchase;

•

Thorne having performed and complied in all material respects with the obligations, covenants and agreements required to be performed or complied with by it under the Merger Agreement at or prior to the expiration of the Offer, as further described in the Offer to Purchase;

•	no material adverse effect on Thorne having occurred since the date of the Merger Agreement;

•

the Buyer Parties having received a certificate of Thorne, dated as of the date of the expiration of the Offer and executed by a duly authorized executive officer of Thorne, certifying to the effect that the conditions set forth in the fourth, fifth, and sixth bullets above have been satisfied; and

•	the absence of a termination of the Merger Agreement in accordance with its terms.

The foregoing summary of the Transactions is qualified in its entirety by the descriptions contained in the Offer to Purchase, and the terms of the Merger Agreement and the Letter of Transmittal. Copies of the Offer to Purchase, the Merger Agreement and the Letter of Transmittal are filed as Exhibits (a)(1)(A), (e)(1), and (a)(1)(B), respectively, to this Schedule 14D-9 and are incorporated in this Schedule 14D-9 by reference.

This Schedule 14D-9 does not constitute a solicitation of proxies for any meeting of Thorne’s stockholders. Thorne is not asking for a proxy and you are requested not to send Thorne a proxy. Any solicitation of proxies that Parent or Thorne might make will be made only pursuant to separate proxy solicitation materials complying with the requirements of Section 14(a) of the Exchange Act.

As set forth in the Schedule TO, the Buyer Parties’ principal executive offices are located at c/o Catterton Management Company, L.L.C., 599 West Putnam Avenue, Greenwich, Connecticut 06830. The telephone number of Buyer Parties is (203) 629-4901.

Information relating to the Offer, including the Offer to Purchase, the Letter of Transmittal and related documents and this Schedule 14D-9, can be found on the SEC’s website at www.sec.gov, or by going to Thorne’s Investor Relations page on its website at https://investors.thornehealthtech.com/ and clicking on the link titled “SEC Filings” under the heading “Financials.”

Item 3. Past Contacts, Transactions, Negotiations and Agreements

Except as set forth in this Schedule 14D-9, as of the date of this Schedule 14D-9, to the knowledge of Thorne, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between Thorne or its executive officers, directors or affiliates, on the one hand, and the Guarantors, the Buyer Parties or their respective executive officers, directors or affiliates, on the other hand.

Arrangements between Thorne and the Buyer Parties

Merger Agreement

Summaries of the material terms of the Merger Agreement are included in Section 11 of the Offer to Purchase and are incorporated in this Schedule 14D-9 by reference. The Merger Agreement governs the contractual rights among Thorne and the Buyer Parties in relation to the Offer and the Merger. The Merger Agreement is not intended to provide any other factual information about Thorne and the Buyer Parties. The Merger Agreement has been provided solely to inform investors of its terms.

The representations, warranties, covenants and agreements included in the Merger Agreement (1) were made only for purposes of the Merger Agreement and as of specific dates; (2) were made solely for the benefit of the parties to the Merger Agreement; and (3) may be subject to important qualifications, limitations and supplemental information agreed to by Thorne and the Buyer Parties in connection with negotiating the terms of the Merger Agreement. In addition, the representations and warranties may have been included in the Merger Agreement for the purpose of allocating contractual risk between Thorne and the Buyer Parties rather than to establish matters as facts, and may be subject to standards of materiality applicable to such parties that differ from those applicable to investors. Other than the indemnification provisions of the Merger Agreement (which are discussed under the section of this Schedule 14D-9 captioned “—Indemnification and Insurance” below), the rights of certain affiliates and representatives of Parent as set forth in the Merger Agreement and the rights of certain financing sources of the Buyer Parties as set forth in the Merger Agreement, nothing in the Merger Agreement confers any rights or remedies upon any person other than the parties to the Merger Agreement. Thorne’s stockholders and other investors are not entitled to, and should not, rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of Thorne and the Buyer Parties or any of their respective subsidiaries or affiliates.

The summaries in the Offer to Purchase may not contain all of the information about the Merger Agreement that is important to Thorne stockholders, and Thorne stockholders are encouraged to read the Merger Agreement carefully in its entirety. The legal rights and obligations of the parties are governed by the specific language of the Merger Agreement and not by the summaries included in Section 11 of the Offer to Purchase captioned “The Merger Agreement; Other Agreements.”

Confidentiality Agreement

Thorne and L Catterton Management Limited, an affiliate of the Buyer Parties, executed a confidentiality agreement, dated June 6, 2023, which we refer to as the “Confidentiality Agreement,” pursuant to which, among other things, both parties agreed, subject to certain exceptions, to keep confidential certain non-public information disclosed to the other party.

The Merger Agreement provides that, notwithstanding anything to the contrary in the Confidentiality Agreement, no consent of the Company shall be required for any Person who is a potential source of, or may provide, equity, debt or any other type of financing for the Transactions to become a Representative (as defined in the Confidentiality Agreement) of L Catterton Management Limited thereunder, nor will any notice from L Catterton Management Limited to the Company be required if Parent, Purchaser, L Catterton Management Limited, any of their respective Affiliates or any of their respective Representatives are directly or indirectly contacted by a third party to discuss the possibility of participating with Parent, Purchaser, L Catterton Management Limited, or any of their respective Affiliates in the Transaction as a potential coinvestor or financing source (including the possibility of providing equity, debt or any other type of financing).

If the Merger Agreement is terminated in accordance with its terms, such termination will not affect the obligations of the parties contained in the Confidentiality Agreement, all of which obligations will survive the termination of the Merger Agreement in accordance with its terms.

The foregoing summary of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Confidentiality Agreement, which is filed as Exhibit (e)(2) to this Schedule 14D-9 and is incorporated in this Schedule 14D-9 by reference.

Exclusivity Agreement

Thorne and Catterton Management Company, L.L.C. (which, together with together with its affiliates, including the Buyer Parties and L Catterton Management Limited, we refer to as “L Catterton”) executed an exclusivity agreement, dated August 17, 2023 (which we refer to as the “Exclusivity Agreement”), pursuant to which, among other things, Thorne agreed to negotiate exclusively with L Catterton with respect to an acquisition transaction until 9:00 a.m., Eastern time, on August 28, 2023 or, if earlier, such time as L Catterton that proposes to reduce the per share price in an acquisition of Thorne from the Offer Price or indicates that it no longer wishes to pursue an acquisition transaction.

The foregoing summary of the Exclusivity Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Exclusivity Agreement, which is filed as Exhibit (e)(3) to this Schedule 14D-9 and is incorporated in this Schedule 14D-9 by reference.

Equity Commitment Letter

Concurrently with the execution of the Merger Agreement, the Guarantors and Parent entered into an equity commitment letter (which we refer to as the “Equity Commitment Letter”) pursuant to which the Guarantors have committed, subject to the terms and conditions thereof, to invest in Parent, directly or indirectly, up to $705,000,000, which will be available at or immediately prior to the Offer Acceptance Time, to fund the aggregate value of the Offer and the Merger and to pay the fees, expenses and other amounts required to be paid in connection with the Transactions by Thorne and the Buyer Parties.

The foregoing summary of the Equity Commitment Letter does not purport to be complete and is qualified in its entirety by reference to the full text of the Equity Commitment Letter, which is filed as Exhibit (e)(4) to this Schedule 14D-9 and is incorporated in this Schedule 14D-9 by reference.

Guaranty

Concurrently with the execution of the Merger Agreement, Thorne and the Guarantors entered into a limited guaranty (which we refer to as the “Guaranty”), pursuant to which, subject to the terms and conditions contained in the Guaranty, each Guarantor guaranteed such Guarantor’s pro rata share of Parent’s obligations to pay to

Thorne certain liabilities of the Buyer Parties in connection with the Merger Agreement, subject to an aggregate cap equal to $67,087,918, if and when due.

The foregoing summary of the Guaranty does not purport to be complete and is qualified in its entirety by reference to the full text of the Guaranty, which is filed as Exhibit (e)(5) to this Schedule 14D-9 and is incorporated in this Schedule 14D-9 by reference.

Tender and Support Agreements

In connection with the execution of the Merger Agreement, certain Thorne stockholders and the Buyer Parties entered into tender and support agreements (which we refer to as the “Support Agreements” and all such Thorne stockholders which we refer to as the “Support Agreement Parties”).

Under the Support Agreements, each Support Agreement Party has agreed to validly and irrevocably tender in the Offer all of such Support Agreement Party’s Shares. Each Support Agreement Party has also agreed to vote all such Shares against (a) any action or agreement that would reasonably be expected to (i) result in a breach of any covenant, representation or warranty or any other obligation or agreement of Thorne contained in the Merger Agreement, or of such Support Agreement Party contained in such Support Agreement Party’s Support Agreement, or (ii) result in any of the conditions set forth in Section 2.4 or Annex A of the Merger Agreement not being satisfied on or before the Termination Date (as such term is defined in the Merger Agreement); (b) any change in the board of directors of Thorne (which we refer to as the “Thorne Board”) that is not recommended or approved by the Thorne Board; and (c) any Acquisition Proposal (as such term is defined in the Merger Agreement) or any other action, agreement or transaction involving Thorne that is intended, or would reasonably be expected, to impede, interfere with, delay, postpone or prevent the consummation of the Offer or the Merger.

The Support Agreements also contain restrictions on transfer of Shares held by each of the Support Agreement Parties, subject to certain exceptions. In addition, the Support Agreement entered into by Paul Jacobson, Chairman of the Thorne Board and Chief Executive Officer of Thorne, contains certain additional restrictive covenants applicable to Mr. Jacobson for a period of up to four years following the date of the consummation of the Merger (which we refer to as the “Closing Date”), including that Mr. Jacobson may not own, acquire or control any voting or equity interest in, manage, operate, control, or participate in the ownership, management, operation or control of, be employed by, permit his name to be used in connection with, or otherwise provide competing services to, or otherwise engage in, any business that competes with any service or product offering that, as of the Closing Date, Thorne or any of its subsidiaries engages in or is, as of the date of Closing Date, actively contemplating engaging in, throughout any state, province, territory or country in which Thorne or any of its subsidiaries currently operates or where the products of Thorne or any of its Subsidiaries are sold.

The foregoing summary of the Support Agreements does not purport to be complete and is qualified in its entirety by reference to the full text of the Form of Tender and Support Agreement, which is filed as Exhibit (e)(6) to this Schedule 14D-9 and is incorporated in this Schedule 14D-9 by reference.

Arrangements between the Buyer Parties and the Executive Officers, Directors and Affiliates of Thorne

Thorne’s directors and executive officers may have interests in the Transactions that are different from, or in addition to, the interests of Thorne’s stockholders more generally. These interests may include, among others,

•	the cash-out of certain equity-based awards held by Thorne’s executive officers and members of the Thorne Board as of the Effective Time;

•

the entitlement of Thorne’s executive officers and members of the Thorne Board to accelerated vesting of certain equity-based awards held by such executive officers or members of the Thorne Board as of the Effective Time;

•

the entitlement of Paul Jacobson and Thomas McKenna to receive payments and benefits under the applicable executive employment agreement if there is a Qualified Termination (as defined below) subject to the executive officer’s timely signing and not revoking a release in Thorne’s favor;

•

the entitlement of William McCamy and Saloni Varma to receive payments and benefits under the applicable change in control agreement if there is a termination of employment as a result of a Change in Control (as defined below); and

•	the continued indemnification and directors’ and officers’ liability insurance to be provided by the Surviving Company.

These interests may create potential conflicts of interest. The Thorne Board was aware of these interests and considered them, among other matters, in recommending the Offer and approving the Merger Agreement and the Transactions, as more fully discussed in the section of this Schedule 14D-9 captioned “Item 4. The Solicitation or Recommendation—Thorne’s Reasons for the Offer and the Merger.”

Potential Payments At or Following Change in Control

Executive Employment Agreements

Mr. Jacobson and Mr. McKenna entered into executive employment agreements with Thorne on May 25, 2023, that include change in control and severance payments. If Mr. Jacobson’s or Mr. McKenna’s employment is terminated (i) by Thorne due to the executive’s death or “Disability” (meaning total or permanent disability as defined in Section 22(e)(3) of the Code) or for any reason other than “Cause”, or (ii) by the executive for “Good Reason” (each a “Qualifying Termination”), then, subject to the terms of the applicable employment agreement, and Mr. Jacobson’s or Mr. McKenna’s execution of a separation agreement and release of claims in favor of Thorne that becomes effective and irrevocable within 60 days following the applicable termination date, Thorne will provide Mr. Jacobson or Mr. McKenna (or their estate or beneficiary, as applicable) with the following benefits: (a) a severance payment in an amount equal to 24 months of the executive’s then-current base salary, (b) a bonus severance payment in an amount equal to 200% of the executive’s annual target bonus, (c) COBRA coverage for 24 months from the termination date or the date upon which the executive (and the executive’s dependents, as applicable) becomes covered under another employer’s coverage or Medicare, subject to executive’s timely election of COBRA benefits, and (d) accelerated vesting of 100% of any then unvested and outstanding Thorne equity awards held by the executive (and in the case of an equity award subject to performance-based vesting, all performance goals and other vesting criteria will be deemed to have been successfully and completely achieved at 100% of target levels).

For purposes of the executive employment agreements, “Cause” means (i) the executive’s willful and repeated failure, in the reasonable judgment of the Thorne Board, to substantially perform his or her assigned duties or responsibility as an employee as directed or assigned by the Thorne Board (other than the executive’s failure resulting from a Disability); (ii) the executive’s conviction of, or entering of a plea of guilty nolo contendere to, a violation of a federal or state law or regulation directly applicable to the business of Thorne or its affiliates, which violation was injurious to Thorne or its affiliates; or (iii) the executive’s material breach of the terms of any confidentiality agreement or invention assignment agreement between the executive and Thorne (or any affiliate).

For purposes of the executive employment agreements, “Good Reason” means the executive’s resignation due to the occurrence of any of the following conditions which occurs without the executive’s written consent, provided that the requirements regarding advance notice and an opportunity to cure are satisfied: (i) a material reduction in the executive’s salary; (ii) a change in an executive’s title or a material reduction of the executive’s duties, authorities, or responsibilities relative to the executive’s duties, authorities, or responsibilities in effect immediately prior to the reduction; (iii) a change by more than 50 miles in the geographic location at which the executive must perform services or (iv) a purported termination of the executive for “cause” not effected in accordance with the provisions of the executive employment agreement; provided, however, that no such condition will constitute “Good Reason” for purposes of the executive employment agreement unless (1) the executive will have first provided written notice to the Thorne Board of the existence of the condition within ninety 90 days of the initial existence of such Good Reason condition; (2) the Thorne Board will have failed to remedy the condition within 30 days following the receipt of such notice (the “Cure Period”); (3) the executive must cooperate in good faith with any efforts by Thorne to remedy the Good Reason condition; (4) the Good Reason condition must continue to exist upon completion of the Cure Period; and (5) the date of termination of employment occurs no more than 30 days after the end of the Cure Period.

The foregoing summary of the applicable executive employment agreements does not purport to be complete and is qualified in its entirety by reference to the full text of the Employment Agreement, dated May 25, 2023, between Thorne HealthTech, Inc. and Paul F. Jacobson and the Employment Agreement, dated May 25, 2023, between Thorne HealthTech, Inc. and Thomas P. McKenna, which are filed as Exhibits (e)(54) and (e)(55), respectively, to this Schedule 14D-9 and are incorporated in this Schedule 14D-9 by reference.

Change in Control Agreements

Mr. McCamy entered into a change in control agreement with Thorne on May 1, 2023, and Ms. Varma entered into a change in control agreement with Thorne on May 10, 2023.

Pursuant to each change in control agreement, if as a result of a “Change in Control” Mr. McCamy’s or Ms. Varma’s employment is terminated without cause (other than due to Mr. McCamy’s or Ms. Varma’s death or disability), then, subject to the applicable change in control agreement, Thorne or Thorne’s successor will provide Mr. McCamy or Ms. Varma with the following benefits and rights: (a) a severance payment in an amount equal to the sum of one year of the executive’s annual compensation based on the most recent aggregate current base salary paid to the executive in the 12-month period immediately preceding such termination and (b) continuation for one year beginning on the Change in Control, of all life insurance, medical, health, and disability policies, plans, programs, or benefits that were in effect immediately prior to the Change in Control.

For purposes of the change in control agreements, “Change in Control” means any of the following: (a) the acquisition of 51% or more of the class of equity securities of Thorne (THRN on the Nasdaq stock exchange) by any person (or persons working in concert) or entity after the date hereof; (b) the acquisition of 51% or more of the class of equity securities of Thorne (THRN on the Nasdaq stock exchange) by any person or entity other than Thorne; (c) a merger, consolidation, or reorganization to which Thorne is a party, if, as a result thereof, individuals who were members of the Thorne Board, immediately before such transaction will cease to constitute a majority of the board of directors of the surviving entity; or (d) a sale of all or substantially all of the assets of Thorne to another party.

The foregoing summary of the applicable change in control agreements does not purport to be complete and is qualified in its entirety by reference to the full text of the Change in Control Agreement, dated May 1, 2023, with William McCamy, and Change in Control Agreement, dated May 10, 2023, with Saloni Varma, which are filed as Exhibits (e)(56) and (e)(57), respectively, to this Schedule 14D-9 and are incorporated in this Schedule 14D-9 by reference.

Effect of the Offer and the Merger on Shares, Equity Awards and Warrants

Consideration for Shares in the Offer and the Merger

If Thorne’s executive officers and directors who own Shares tender their Shares for purchase pursuant to the Offer, they will receive the same consideration on the same terms and conditions as the other Thorne stockholders. If such executive officers and directors do not tender their Shares pursuant to the Offer but the conditions of the Offer are otherwise satisfied or waived in accordance with the terms of the Merger Agreement and the Merger is consummated, then such executive officers and directors will also receive the same consideration on the same terms and conditions as the other Thorne stockholders. For information on the number of Shares and the consideration that would be payable in connection with the Offer and the Merger in respect of those Shares, please see the section in this Schedule 14D-9 captioned “—Equity Interests of Thorne’s Executive Officers and Non-Employee Directors.”

Consideration for Thorne Options, Thorne RSUs and Thorne Warrants—Generally

Thorne has, from time to time, as applicable, granted awards under the 2021 Equity Incentive Plan (which we refer to as the “2021 Plan”), the Amended and Restated 2010 Equity Incentive Plan (which we refer to as the “2010 Plan”), and the Restated 2020 Onegevity Equity Plan (the “2020 Plan”) (which we collectively refer to as the “Equity Plans”), consisting of Thorne Options and Thorne RSUs. Thorne has also issued Thorne Warrants to certain investors.

As of September 11, 2023, 5,698,250 Thorne RSUs were outstanding under Thorne’s 2021 Plan. The 2010 Plan was terminated on September 21, 2021, and awards are no longer granted thereunder. However, as of September 11, 2023, there were 7,199,751 Thorne Options outstanding and 656,820 Thorne RSUs outstanding under the 2010 Plan. As of September 11, 2023, there were 1,901,485 Thorne Options outstanding and no Thorne RSUs outstanding under the 2020 Plan.

Immediately prior to the Effective Time, each then-outstanding Thorne Option and Thorne RSU will accelerate and fully vest and, at the Effective Time, be cancelled and converted into and will become a right to receive an amount in cash, without interest, equal to the product of (i) the Offer Price (less the exercise price per share in the case of Thorne Options) multiplied by (ii) the total number of Shares attributable to each such equity award, subject to any required tax withholdings. Any Thorne Option with an exercise price equal to or greater than the Offer Price will be cancelled without cash payment. The Equity Plans will terminate as of the Effective Time.

Thorne also maintains the 2021 Employee Stock Purchase Plan (which we refer to as the “2021 ESPP”), but has never initiated an offering period under the 2021 ESPP. A total of 1,228,998 Shares are available for sale under the 2021 ESPP. During the interim period, Thorne will not initiate any offering period under the 2021 ESPP and Thorne will terminate the 2021 ESPP effective as of the Effective Time.

At the Effective Time, each Thorne Warrant that is outstanding and unexercised as of immediately before the Effective Time will automatically be cancelled and converted into the right to receive an amount in cash equal to the product of (i) the Offer Price (less the exercise price per share attributable to such Company Warrant) multiplied by (ii) the total number of Shares issuable upon exercise in full of such Company Warrant, subject to withholding for all required taxes.

Nonqualified Deferred Compensation Plan

Thorne maintains a Nonqualified Deferred Compensation Plan (which we refer to as the “NDCP”) for the benefit of certain of employees, including executive officers. Under the NDCP, participants are permitted to defer up to 75% of their applicable base salary, 100% of their performance-based compensation, 75% of their commissions and an amount equivalent to 100% of any 401(k) plan refund. Compensation amounts that are deferred under the NDCP are 100% vested in the applicable participant on the date Thorne submits such amounts to the NDCP provider.

Participants may elect to receive deferred compensation either upon the occurrence of a qualifying event or pursuant to a defined distribution date, provided, that if a qualifying event occurs prior to a defined distribution date, distributions under the NDCP will commence on the date of such qualifying event. Qualifying events under the NDCP consist of a separation from service, separation from service upon a change in control of Thorne, change in control of Thorne, unforeseeable emergencies, disability and death.

The NDCP will be terminated effective as of, and contingent upon, the closing and the Surviving Corporation will distribute all account balances to each participant, including the executive officers, within the 30-day period immediately prior to the one year anniversary of the Closing Date.

Equity Interests of Thorne’s Executive Officers and Non-employee Directors

The following table sets forth the number of Shares and the number of Shares underlying Thorne Options, Thorne RSUs and Thorne Warrants beneficially held by each of Thorne’s executive officers and non-employee directors, that are outstanding as of September 11, 2023. The table also sets forth the aggregate value of these Shares, Thorne Options, Thorne RSUs and Thorne Warrants, determined as the number of applicable Shares multiplied by $10.20 (minus the applicable per Share exercise price for any Thorne Options or Thorne Warrants). No additional Shares, Thorne Options, Thorne RSUs or Thorne Warrants were granted to any executive officer or non-employee director in contemplation of the Offer and the Merger.

Name	Shares (#)(1)		Shares ($)	Thorne Options (#)		Thorne Options ($)	Thorne RSUs (#)	Thorne RSUs ($)	Thorne Warrants (#)		Thorne Warrants ($)	Aggregate Value (S)
Paul Jacobson	2,315,531	(2)	23,618,416.20	1,976,975	(3)	10,579,474.48	1,612,880	16,451,376.00	2,532,050	(4)	8,756,910.00	59,406,176.68
Thomas McKenna	212,757		2,170,121.40	1,093,810		5,698,178.86	959,470	9,786,594.00	—		—	17,654,894.26
William McCamy	146,054		1,489,750.80	1,122,735		6,797,454.69	443,750	4,526,250.00	—		—	12,813,455.49
Riccardo Braglia	5,424,550	(5)	55,330,410.00	—		—	—	—	453,455	(6)	1,568,241.00	56,898,651.00
Saloni Varma	47,893		488,508.60	—		—	533,750	5,444,250.00	—		—	5,932,758.60
Sarah Kauss	42,124		429,664.80	—		—	63,750	650,250.00	—		—	1,079,914.80
Toshitaka Inuzuka	15,674,235	(7)	159,877,197.00	—		—	—	—	56,515	(8)	286,889.19	160,164,086.19

(1)	This number includes Shares beneficially owned, excluding Shares issuable upon exercise of Thorne Options or Thorne Warrants or settlement of Thorne RSUs.
(2)

Includes 713,086 Shares held by Mr. Jacobson and 1,602,445 Shares held by Diversified Natural Products, Inc. Voting and dispositive decisions with respect to the Shares held by Diversified Natural Products, Inc. are made by Mr. Jacobson.

(3)	Excludes 36,045 Shares underlying Thorne Options held by Mr. Jacobson with an exercise price in excess of $10.20.
(4)	Includes 2,532,050 Thorne Warrants held by Diversified Natural Products, Inc.
(5)

Includes 5,424,550 Shares held by Helsinn International (U.S.) Corporation. Helsinn International (U.S.) Corporation is a wholly owned subsidiary of Helsinn Group (Switzerland), of which Mr. Braglia is Executive Chairman.

(6)	Includes 453,455 Thorne Warrants held by Helsinn International (U.S.) Corporation.
(7)

Includes 15,674,235 Shares held by Mitsui & Co., Ltd. Mr. Inuzuka is General Manager of the NutriScience Division of Mitsui & Co., Ltd. Mr. Inuzuka disclaims beneficial ownership of the Shares held by Mitsui.

(8)	Includes 56,515 Thorne Warrants held by Mitsui & Co., Ltd. Mr. Inuzuka disclaims beneficial ownership of the Thorne Warrants held by Mitsui.

On April 4, 2023, in the ordinary course of business, Thorne made the following annual grants of Thorne equity awards to its executive officers in the form of Thorne RSUs: Mr. Jacobson (500,000 Thorne RSUs), Mr. McKenna (400,000 Thorne RSUs), Mr. McCamy (200,000 Thorne RSUs), and Ms. Varma (500,000 Thorne RSUs) (which we refer to collectively as the “2023 Annual Executive Awards”). These awards will accelerate and vest, to the extent the awards are not assumed in connection with the Transactions, consistent with the terms of the Equity Plans. At the Effective Time, the RSUs underlying the 2023 Annual Executive Awards will be treated like all other outstanding Thorne RSUs.

Employment Arrangements Following the Transactions

As of the date of this Schedule 14D-9, none of Thorne’s executive officers have had any discussions or negotiations, or entered into any agreement, with the Buyer Parties or any of their affiliates regarding the potential terms of their individual employment arrangements following the consummation of the Merger, or the right to purchase or participate in the equity of the Surviving Corporation or one or more of its affiliates. The Merger Agreement provides that from the date of the Merger Agreement to the earlier of the termination of the Merger Agreement and the Effective Time, Parent covenants that it will not, and will cause its affiliates not to, except as approved by the Thorne Board, make or enter into, or commit or agree to enter into, any binding arrangements or other understandings with any director, officer or employee of Thorne (1) regarding any continuing employment or consulting relationship with Thorne or their affiliates from and after the Effective Time; (2) pursuant to which any such individual would be entitled to receive consideration of a different amount or nature than such individual is entitled pursuant to the Merger Agreement; or (3) pursuant to which any such individual would agree to provide, directly or indirectly, an equity investment to the Buyer Parties or Thorne or their respective affiliates in connection with the Merger.

A “change in control” (or similar phrase) within the meaning of each of the benefits plans held by Thorne, as applicable, will occur as of the Effective Time.

The Surviving Corporation will honor all of the benefits plans held by Thorne as well as compensation and severance arrangements entered into by Thorne in accordance with their terms as in effect immediately prior to the Effective Time.

As of the Closing Date, the Surviving Corporation or one of their respective subsidiaries will continue to employ the employees of Thorne as of the Effective Time (each of which we refer to as a “Continuing Employee”). From the Effective Time until the one year anniversary of the Closing Date (or, if earlier, the termination date of an applicable employee) (which we refer to as the “Continuation Period”), the Surviving Corporation and their respective subsidiaries will either (i) maintain for the benefit of each Continuing Employee the Thorne benefit plans (other than any defined benefit plans, retiree or post-termination welfare benefits, equity or equity-based, severance, incentive, bonus, deferred compensation, change in control, retention or transaction compensation, benefits or arrangements or any stock purchase plans or individual employment agreements or arrangements) of the applicable Surviving Corporation or its subsidiaries at benefit levels that are substantially comparable in the aggregate to those in effect at Thorne, (ii) provide employee benefits (other than any defined benefit plans, retiree or post-termination welfare benefits, equity or equity-based, severance, incentive, bonus, deferred compensation, change in control, retention or transaction compensation, benefits or arrangements or any stock purchase plans or individual employment agreements or arrangements) to each Continuing Employee that are substantially comparable in the aggregate to the employee benefits (other than any defined benefit plans, retiree or post-termination welfare benefits, equity or equity-based, severance, incentive, bonus, deferred compensation, change in control, retention, or transaction compensation, benefits or arrangements or any stock purchase plans or individual employment agreements or arrangements) provided to such Continuing Employee immediately prior to the Effective Time (which we refer to as “Comparable Plans”) or (iii) provide some combination of Thorne benefit plans and Comparable Plans such that each Continuing Employee receives employee benefits (other than any defined benefit plans, retiree or post-termination welfare benefits, equity or equity-based, severance, incentive, bonus, deferred compensation, change in control, retention or transaction compensation, benefits or arrangements or any stock purchase plans or individual employment agreements or arrangements) that, taken as a whole, are substantially comparable in the aggregate to the employee benefits (other than any defined benefit plans, retiree or post-termination welfare benefits, equity or equity-based, severance, incentive, bonus, deferred compensation, change in control, retention or transaction compensation, benefits or arrangements or any stock purchase plans or individual employment agreements or arrangements) provided to such Continuing Employee immediately prior to the Effective Time, provided, that during the Continuation Period, the Thorne 401(k) plan or any Comparable Plan intended to replace the Thorne 401(k) plan will provide for employer matching contributions substantially comparable to the matching contributions provided for under the Thorne 401(k) plan as of the date of the Merger Agreement.

Additionally, from and after the Effective Time until the one-year anniversary of the Closing Date, the base salary or hourly wage rage (as applicable) and target short-term or annual cash bonus compensation opportunity (excluding any long-term incentive or equity or equity-based opportunities) in each case in effect as of the date of the Merger Agreement, will not be decreased for any Continuing Employee. During the Continuation Period, the Surviving Corporation will (and Parent will cause the Surviving Corporation to) provide to each Continuing Employee whose employment is involuntarily terminated by the Surviving Corporation without “cause” (and not due to the Continuing Employee’s death or disability) with cash severance benefits that are no less favorable in the aggregate than the cash severance benefits to which such Continuing Employee would be entitled to receive pursuant to the terms of the applicable Thorne benefit plan in effect on the date of the Merger Agreement.

Golden Parachute Compensation

In accordance with Item 402(t) of Regulation S-K, the table below sets forth the compensation that is based on or otherwise relates to the Offer and the Merger that may be paid or become payable to each of Thorne’s named executive officers in connection with the Offer and the Merger. Please see the previous portions of this section for further information regarding this compensation.

The amounts indicated in the table below are estimates of the amounts that would be payable assuming, solely for purposes of this table, that the Merger was consummated on September 11, 2023, and in the case of each named executive officer, that the named executive officer’s employment is terminated by Thorne without cause or by the named executive officer for good reason, in each case, on that date. Thorne’s named executive officers will not receive pension, tax reimbursement or other benefits in connection with the Offer or the Merger.

Some of the amounts set forth in the table would be payable solely by virtue of the consummation of the Offer and the Merger. In addition to the assumptions regarding the consummation date of the Merger and the termination of employment, these estimates are based on certain other assumptions that are described in the footnotes accompanying the table below. Accordingly, the ultimate values to be received by a named executive officer in connection with the Offer and the Merger may differ from the amounts set forth below.

Name	Cash ($) (1)	Equity ($) (2)	Perquisites/ Benefits ($) (3)	Total ($)
Paul Jacobson	1,749,000	16,451,376	48,000	18,248,376
William McCamy	391,400	4,526,250	24,000	4,941,650
Thomas McKenna	1,567,500	9,786,594	48,000	11,402,094

(1)

The cash amount represents the total potential severance payments to each named executive officer that may be payable in connection with the Offer and the Merger pursuant to each such executive officer’s employment agreement and/or change in control agreement if the named executive officer’s employment is terminated by Thorne without Cause or by the named executive officer for Good Reason or terminated in the event of a Change in Control (as such terms are defined in the applicable agreement). In the case of Mr. Jacobson and Mr. McKenna, the executive officer must timely execute and not revoke a separation agreement and release in favor of Thorne in order to receive severance payments. For more information, please see the section of this Schedule 14D-9 captioned “—Payments Upon Termination At or Following Change in Control—Executive Employment Agreements.”

(2)

Represents Thorne RSUs (which we refer to as the “Executive Equity Awards”) that will accelerate and vest and receive consideration in the Merger, assuming, solely for purposes of this table, continued employment of each named executive officer through the Closing Date. For more information on the vesting acceleration protections applicable to named executive officers, please see the section of this Schedule 14D-9 captioned “—Effect of the Offer and the Merger on Shares, Equity Awards and Warrants.”

The values for each Executive Equity Award in the table below represent the product of $10.20, multiplied by the number of Shares subject to the Executive Equity Award, as applicable, that accelerate and vest in connection with the Merger. The Executive Equity Awards are single-trigger benefits that will accelerate and vest in connection with the Transactions. The aggregate value of each named executive officer’s single-trigger acceleration Executive Equity Award is set forth in the table below:

Name	Number of Shares/Units Subject to Executive Awards Accelerating (#)	Per Share Value of Executive Awards Accelerating ($)	Total ($)
Paul Jacobson	1,612,880	10.20	16,451,376
William McCamy	443,750	10.20	4,526,250
Thomas McKenna	959,470	10.20	9,786,594

(3)

Represents the estimated value of the percentage of the premiums Thorne will pay to continue the named executive officer’s continued health coverage under COBRA for a period of two years in the case of

Mr. Jacobson and Mr. McKenna and one year in the case of Mr. McCamy, in the event the named executive officer’s employment is terminated by Thorne without Cause or by the named executive officer for Good Reason (as both terms are defined in the applicable employment agreement) and the executive officer timely executes and does not revoke a separation agreement and release in favor of Thorne. The COBRA reimbursements are a “double trigger” benefit.

Rule 14d-10(d) Matters

Prior to the scheduled expiration of the Offer, Thorne, acting through the Special Committee of the Thorne Board (which we refer to as the “Special Committee”), which is comprised solely of independent directors, will take all such steps as may be required to cause to be exempt under Rule 14d-10 promulgated under the Exchange Act any “employment compensation, severance or other employee benefit arrangement” (within the meaning of Rule 14d-10(d)(1) promulgated under the Exchange Act) between Thorne or any of its subsidiaries and any director, officer or employee of Thorne or any of its subsidiaries.

Indemnification and Insurance

The Merger Agreement provides that the Surviving Corporation and its subsidiaries will (and Parent will cause the Surviving Corporation and its subsidiaries to) honor and fulfill, in all respects, the obligations of Thorne and its subsidiaries pursuant to any indemnification agreements with any of their current or former directors or officers (and any person who becomes a director or officer of Thorne or its subsidiaries prior to the Effective Time) (which we refer to collectively as the “Indemnified Persons”) or employees for any acts or omissions by such Indemnified Persons or employees occurring prior to the Effective Time. In addition, during the period commencing at the Effective Time and ending on the sixth anniversary of the Effective Time, the Surviving Corporation and its subsidiaries will (and Parent will cause the Surviving Corporation and its subsidiaries to) cause the certificates of incorporation, bylaws, and other similar organizational documents of the Surviving Corporation and its subsidiaries to contain provisions with respect to indemnification, exculpation and the advancement of expenses that are at least as favorable as the indemnification, exculpation and advancement of expenses provisions set forth in Thorne’s (or its subsidiaries’, as applicable) certificate of incorporation and bylaws, as of the date of the Merger Agreement. During such six year period or such period in which an Indemnified Person is asserting a claim for indemnification pursuant to the Merger Agreement, whichever is longer, such provisions may not be repealed, amended or otherwise modified in any adverse manner except as required by applicable law.

In addition, the Merger Agreement provides that, during the six year period commencing at the Effective Time, the Surviving Corporation will (and Parent will cause the Surviving Corporation to) indemnify and hold harmless, to the fullest extent permitted by applicable law or pursuant to any indemnification agreements with Thorne and its subsidiaries (that are substantially in the form publicly disclosed or made available to Parent prior to August 27, 2023), each Indemnified Person, from and against any costs, fees and expenses (including attorneys’ fees and investigation expenses), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement or compromise in connection with any legal proceeding arising, directly or indirectly, out of or pertaining, directly or indirectly, to (1) any action or omission, or alleged action or omission, in such Indemnified Person’s capacity as an affiliate, director or officer of Thorne and its subsidiaries or their affiliates to the extent that such action or omission, or alleged action or omission, occurred prior to or at the Effective Time, whether asserted or claimed prior to, at or after the Effective Time; and (2) the Merger, as well as any actions taken by Thorne or the Buyer Parties with respect thereto. The Merger Agreement also provides that Thorne and its subsidiaries will advance all fees and expenses (including fees and expenses of any counsel) as incurred by any such Indemnified Person in the defense of such legal proceeding.

In addition, without limiting the foregoing, unless Thorne has purchased a “tail” policy, the Merger Agreement requires Parent to cause the Surviving Corporation to maintain, on terms no less advantageous to the Indemnified

Parties than such terms of the applicable policies in effect on the date of the Merger Agreement, Thorne’s directors’ and officers’ insurance policies for a period of at least six years commencing at the Effective Time. Neither Parent nor the Surviving Corporation will be required to pay premiums for such policy to the extent such premiums exceed, on an annual basis, 350% of the aggregate annual premiums currently paid by Thorne, and if the premium for such insurance coverage would exceed such amount, Parent shall be obligated to cause the Surviving Corporation to obtain the greatest coverage available for a cost not exceeding such amount.

Section 16 Matters

Pursuant to the Merger Agreement, prior to the Effective Time, Thorne has agreed to take all actions reasonably necessary to cause the Merger, and any dispositions of equity securities of Thorne (including derivative securities) in connection with the Merger by each individual who is a director or executive officer of Thorne to be exempt pursuant to Rule 16b-3 promulgated under the Exchange Act.

Item 4. The Solicitation or Recommendation

Recommendation of the Thorne Board

Following careful consideration, on August 27, 2023, the Special Committee and the Thorne Board each unanimously (1) determined that the terms of the Transactions, including the Offer and the Merger, are fair to, and in the best interests of, Thorne and its stockholders; (2) determined that it is in the best interests of Thorne and its stockholders to enter into, and declared advisable, the Merger Agreement; (3) approved the execution and delivery by Thorne of the Merger Agreement, the performance by Thorne of its covenants and agreements contained therein and the consummation of the Offer, the Merger and the other Transactions, upon the terms, and subject to the conditions, contained therein; and (4) resolved to recommend, respectively, that the Thorne Board approve and adopt the Merger Agreement and that the Thorne stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

Accordingly, and for the reasons described in more detail under the section of this Schedule 14D-9 captioned “—Thorne’s Reasons for the Offer and the Merger,” Thorne, acting through the Special Committee and the Thorne Board, recommends that the Thorne stockholders tender their Shares to Purchaser pursuant to the Offer.

A joint press release, dated August 28, 2023, issued by Thorne and L Catterton, announcing the Transactions, is included as Exhibit (a)(5)(A) and is incorporated in this Schedule 14D-9 by reference.

Background of the Offer and the Merger

The Thorne Board and Thorne’s management team regularly evaluate Thorne’s strategic direction and ongoing business plan with a view toward strengthening its business and enhancing stockholder value. As part of this evaluation, Thorne has pursued a business strategy centered on its mission to bring science-based solutions to the prevention space and empower consumers to live healthier lives longer. Although Thorne has been focused on growing Thorne as an independent company, Thorne has regularly received unsolicited inquiries from financial sponsors or potential strategic partners and the Thorne Board and Thorne’s management team have remained open to the possibility of various strategic transactions, including a sale of Thorne if a transaction proposal presented a value maximizing opportunity for Thorne’s stockholders.

Between July 2022 and April 2023, Paul Jacobson, Chairman of the Thorne Board and Chief Executive Officer of Thorne, received unsolicited inquiries from, or was introduced to representatives of, approximately 10 different financial sponsors (including L Catterton, and five other of these financial sponsors which we refer to as “Sponsor A,” “Sponsor B,” Sponsor C,” “Sponsor D” and “Sponsor E,” respectively), and one potential strategic partner, in each case to discuss the possibility of a transaction between that party and Thorne. From time to time, separate virtual or in-person meetings were held during this period between Mr. Jacobson or other representatives of Thorne, on the one hand, and representatives of the requesting potential counterparty, on the other hand, for the purpose of those potential counterparties presenting on their background or their capabilities, for Mr. Jacobson or other representatives of Thorne to present background information about Thorne or to discuss the possibility of a transaction. During many of these meetings, including a meeting with representatives of L Catterton, Mr. Jacobson shared that representatives of several of Thorne’s largest stockholders had indicated to Mr. Jacobson that it would likely be challenging for such stockholders to support a transaction at a price below $10.00 per share, which would be below Thorne’s initial public offering price. Also during this period, customary confidentiality agreements were entered into with the majority of these parties, including L Catterton, which confidentiality agreements did not contain any standstill or similar provisions. Mr. Jacobson regularly updated the Thorne Board during this period about the preliminary discussions and developments with these parties, and members of the Thorne Board encouraged Mr. Jacobson to continue these preliminary discussions. The proposals for a transaction received by Thorne and certain interactions between representatives of Thorne and representatives of L Catterton, including its flagship fund (which we refer to as “Catterton Flagship”), its growth fund (which we refer to as “Catterton Growth”) and its Asia fund (which we refer to as “Catterton Asia”), during this period are described below.

On December 8, 2022, Thorne received an unsolicited non-binding proposal for an acquisition of 100% of the outstanding Shares from Sponsor A for between $7.00 and $8.00 per share in cash, with the final price subject to due diligence. The proposal stated that Sponsor A would require 60 days to conduct due diligence and reach a definitive agreement and that Sponsor A would fund the transaction through equity investments and would not require debt financing. On this date, Thorne’s stock was trading at approximately $4.46 per share. Mr. Jacobson shared the proposal with the members of the Thorne Board, and none of the Thorne Board members expressed a desire to engage in negotiations with Sponsor A based on the terms proposed.

Also on December 8, 2022, a representative of Catterton Growth, which had familiarity with Thorne and had previously expressed interest in transacting with Thorne through a de-SPAC transaction prior to Thorne’s initial public offering, contacted Mr. Jacobson to invite him to dinner for the purpose of receiving an update with respect to Thorne’s business.

On December 20, 2022, Mr. Jacobson attended dinner with a representative of Catterton Growth, during which the representative of Catterton Growth raised the possibility of a growth equity investment in Thorne by Catterton Growth.

On December 22, 2022, Catterton Growth submitted to Thorne an unsolicited non-binding proposal for a $50 million investment in Thorne through senior unsecured convertible notes, with a conversion price equal to the lower of a 20% premium to the 20-trading day volume-weighted average price per share at the signing of a definitive agreement for the transaction and $5.35 per share, among other terms. Mr. Jacobson communicated the proposal to the Thorne Board, and none of the members of the Thorne Board expressed a desire to engage in negotiations with Catterton Growth based on the terms proposed.

On or about December 28, 2022, Mr. Jacobson informed a representative of Catterton Growth that the Thorne Board was unlikely to be interested in pursuing a growth equity investment on the terms proposed, and the representative expressed interest in exploring other potential transactions.

Throughout February and March of 2023, representatives of Catterton Asia reached out to Thorne regarding a potential transaction between Catterton Asia and Thorne. During this time, representatives of Catterton Asia suggested to Thorne potential transaction structures that would require certain Thorne stockholders to roll over a portion of their equity interests in Thorne, with the remainder of the transaction consideration being funded by both active L Catterton funds and other strategic partners.

On March 2, 2023, at the request of Catterton Asia, Thorne’s management team presented virtually to representatives of Catterton Asia regarding certain publicly available information related to Thorne.

On March 9, 2023, the Thorne Board held a virtual meeting with members of management in attendance, where Mr. Jacobson updated the Thorne Board on the various unsolicited inquiries that Thorne had received regarding whether Thorne would be willing to engage in conversations regarding a potential strategic transaction. Mr. Jacobson also described for the Thorne Board his high-level preliminary conversations with several of the inquiring parties to assess their level of potential interest in a strategic transaction, but which did not involve discussion of potential terms other than to share that representatives of several of Thorne’s largest stockholders had indicated to Mr. Jacobson that it would likely be challenging for such stockholders to support a transaction at a price below $10.00 per share, which would be below Thorne’s initial public offering price. There was then discussion about retaining a financial advisor for the purpose of advising Thorne and the Thorne Board in connection with evaluating potential strategic alternatives. Following discussion, the Thorne Board directed Thorne’s management team to solicit proposals from potential financial advisors in connection with evaluating a potential strategic transaction or alternatives thereto.

From March 9, 2023, through April 26, 2023, at the direction of the Thorne Board, Thorne’s management team held discussions with multiple potential financial advisors, including Canaccord Genuity LLC (which we refer to as “CG”), to consider engaging them as a financial advisor in connection with Thorne’s evaluation of a potential strategic transaction or alternatives thereto.

On April 6, 2023, Catterton Asia submitted to Thorne an unsolicited non-binding proposal to acquire 51% of the outstanding Shares for between $8.00 and $10.00 per share in cash, with the final price subject to due diligence. The non-binding proposal contemplated that certain large stockholders and certain senior members of Thorne’s management would roll over a substantial portion of their equity interests in Thorne. On this date, the closing price of Thorne’s stock was $4.79 per share.

On April 10, 2023, Thorne received an unsolicited non-binding proposal from Sponsor B for a $56 million investment in the form of redeemable preferred stock with a conversion price of $7.00 per share, a liquidation preference that would increase by 5% per year for seven years, and that would include Sponsor B having customary governance rights for an investment of this type, including one board seat. On this date, the closing price of Thorne’s stock was $4.55 per share.

Also on April 10, 2023, Catterton Asia submitted to Thorne a due diligence request list.

On April 26, 2023, the Thorne Board held a virtual meeting with members of management and representatives of Wilson Sonsini Goodrich & Rosati, P.C., outside counsel to Thorne, and upon its later formation, the Special Committee (which we refer to as “Wilson Sonsini”), in attendance. Mr. Jacobson updated the Thorne Board on the proposals from third parties received to date regarding a strategic transaction with Thorne. Representatives of Wilson Sonsini then presented to the Thorne Board on considerations for the Thorne Board and management in connection with the evaluation of a potential strategic transaction involving Thorne or alternatives thereto, the Thorne Board’s fiduciary duties in connection with a potential strategic transaction and the evaluation of strategic alternatives, consideration of the formation of a committee of the Thorne Board comprised of directors independent of management and Thorne’s two largest stockholders, Kirin Holdings Company, Limited (which we refer to as “Kirin”) and Mitsui & Co., Ltd. (which we refer to as “Mitsui”), to evaluate a potential strategic transaction, and retaining independent legal and financial advisors in connection with evaluating a potential strategic transaction. The Thorne Board discussed that Wilson Sonsini would be sufficiently disinterested as legal advisor to Thorne and any committee formed by the Thorne Board. The Thorne Board then discussed the potential engagement of a financial advisor in connection with evaluating a potential strategic transaction, and various potential advisors were considered and evaluated, including CG and certain other investment banks.

Between May 1, 2023, and May 5, 2023, as directed by Thorne, representatives of CG had telephonic meetings with representatives of each of Catterton Asia and Sponsor B to receive background information regarding their April 6, 2023, and April 10, 2023, proposals, respectively, including a discussion that included representatives of Thorne on May 5, 2023, regarding Catterton Asia’s previously submitted due diligence request list. In this same period, as directed by Thorne, representatives of CG also had a telephonic meeting with Sponsor C regarding its previously expressed interest in pursuing a strategic transaction with Thorne and established initial dialogue with Sponsor A regarding Sponsor A’s December 7, 2022, proposal.

On May 5, 2023, the Thorne Board held a virtual meeting with members of management and representatives of Wilson Sonsini and CG in attendance. Representatives of Wilson Sonsini discussed with the Thorne Board considerations with respect to formation of a committee of the Thorne Board in connection with the Thorne Board’s evaluation of a strategic transaction. The Thorne Board then established the Special Committee composed of directors Sarah Kauss and Riccardo Braglia, which were directors that were independent of management and Thorne’s two largest stockholders, Kirin and Mitsui. The Thorne Board delegated to the Special Committee the authority to explore, evaluate, consider, review, negotiate, and as appropriate, recommend to the Thorne Board for approval the terms and conditions of a potential strategic transaction or alternative thereto, and to authorize and direct Thorne’s management and Thorne and the Thorne Board’s legal counsel, financial advisors, and other representatives and agents to engage in discussions and negotiations in connection with a potential strategic transaction or alternatives thereto. Additionally, the Thorne Board resolved that Thorne would not effectuate a business combination transaction or other similar strategic transaction involving Thorne if it had not first been approved or recommended by the Special Committee.

Also on May 5, 2023, the Special Committee held a virtual meeting with representatives of Wilson Sonsini and CG and, at the Special Committee’s invitation, certain other members of the Thorne Board and members of management, in attendance. Representatives of CG presented to the Special Committee an overview of CG’s history, team members, and expertise in Thorne’s industry and Thorne’s market segment, an analysis of publicly traded companies in Thorne’s market segment, an overview of the inbound interest from potential counterparties with respect to a strategic transaction with Thorne to date, including the April 6, 2023, proposal from Catterton Asia, the December 8, 2022, proposal from Sponsor A and the April 10, 2023, proposal from Sponsor B, and an outline of a potential process for outreach to third parties to evaluate interest in a strategic transaction with Thorne. Following their presentation, representatives of CG left the meeting, and the Special Committee discussed its potential engagement of CG. Mr. Jacobson then provided an overview of other potential financial advisors that Thorne’s management team had evaluated at the direction of the Thorne Board. Following further discussion, the Special Committee determined to engage CG as its financial advisor based on CG’s qualifications, expertise, reputation, experience, knowledge of Thorne and knowledge of the industry in which Thorne operates, the fact that CG would be able to have some of its most senior advisors actively advising Thorne and the fact that CG would be an independent advisor, and the Special Committee directed management to work with CG to prepare for a process to solicit interest regarding a potential strategic transaction with Thorne. The Special Committee then met in executive session with only the Special Committee and representatives of Wilson Sonsini in attendance and discussed the foregoing and certain other matters relating to Thorne’s consideration of a potential transaction.

Later on May 5, 2023, the Special Committee entered into an engagement letter with CG. For information regarding the engagement letter with CG, please see the section of this Schedule 14D-9 captioned Item 4. “The Solicitation or Recommendation—Opinion of Canaccord Genuity LLC.”

Throughout May and June 2023, Thorne’s management team, at the direction of the Special Committee, coordinated with CG and Wilson Sonsini with respect to the parties to be contacted as part of the process and the materials to be prepared for purposes of the process, including management’s preparation of a stand-alone long-range plan of Thorne and preparation of a customary confidentiality agreement to be entered into by potential counterparties to a strategic transaction. During this period, at the direction of Thorne, CG also engaged with the parties that had previously, or during this period, proactively expressed an interest in a strategic transaction with Thorne, and communicated to these parties that CG was engaged by the Special Committee as financial advisor in connection with evaluating a potential strategic transaction and that Thorne was in the process of preparing materials to share with potential counterparties as part of a formal process to solicit interest in a strategic transaction with Thorne.

On May 9, 2023, representatives of Catterton Asia participated in a site visit to Thorne’s manufacturing plant in Summerville, South Carolina. Following the site meeting, L Catterton indicated to Thorne that Catterton Flagship had also been considering a transaction with Thorne, Catterton Growth and Catterton Asia would no longer be pursuing a transaction with Thorne, and all considerations by L Catterton for a potential transaction with Thorne going forward would be on behalf of Catterton Flagship.

On June 6, 2023, in connection with Catterton Flagship’s interest in Thorne, L Catterton entered into a new customary confidentiality agreement with Thorne on the form prepared by Thorne and Wilson Sonsini for the process, which form included a customary standstill provision that permitted L Catterton to convey confidential proposals to the Thorne Board, did not contain restrictions on non-public requests for waivers of the standstill restrictions and fell away in the event, among other things, that Thorne entered into a definitive agreement regarding a sale of Thorne to another party. L Catterton entered into this confidentiality agreement at the request of Thorne in connection with Thorne’s commencement of a formal process, in order to enable Thorne to provide Catterton Flagship with preliminary due diligence information in response to Catterton Flagship’s due diligence requests arising from its preliminary review and consideration of Thorne.

On June 20, 2023, the Special Committee held a virtual meeting with representatives of Wilson Sonsini and CG and, at the invitation of the Special Committee, certain other members of the Thorne Board, including those that are members of Thorne’s management, in attendance. The Special Committee discussed the potential counterparties to be included in CG’s outreach, including potential strategic and financial sponsor counterparties and the timing and process to enter into customary confidentiality agreements with the counterparties that express an interest in a potential transaction with Thorne, and Thorne’s management team presented to the Special Committee the preliminary long-range plan prepared by management in connection with Thorne’s exploring, evaluating, considering, reviewing and negotiating a potential strategic transaction, which the management team was continuing to finalize.

Beginning on June 20, 2023, and through the end of July 2023, in accordance with the directions of the Special Committee, Thorne’s management team and representatives of CG commenced their outreach to, or continued their engagement with, a total of 19 potential financial sponsor counterparties and 19 potential strategic counterparties. A total of 16 of the financial sponsor counterparties and eight of the strategic counterparties entered into customary confidentiality agreements with Thorne (including the confidentiality agreement entered into by L Catterton on June 6, 2023, and including new confidentiality agreements with each other potential counterparty that had previously entered into a confidentiality agreement with Thorne that did not contain a standstill or similar provision), all but one of which contained a customary standstill provision substantially similar to the standstill agreed to by L Catterton and described above, and none of which contained restrictions on non-public requests for waivers of the standstill restrictions. During this time, various meetings and discussions took place between the potential counterparties and Thorne’s management team, and Thorne and its representatives or advisors responded to diligence requests from the potential counterparties.

Between June 20, 2023, and June 27, 2023, Thorne’s management team continued to finalize, and provided the Special Committee an opportunity to review drafts of and ask questions regarding, Thorne’s long-range plan.

On June 26, 2023, at Catterton Flagship’s invitation, Mr. Jacobson met with representatives of Catterton Flagship for dinner. During the dinner, the representatives of Catterton Flagship provided Mr. Jacobson more information about the background and capabilities of Catterton Flagship. No discussion occurred at the dinner regarding the proposed terms of any potential transaction.

On June 27, 2023, the Special Committee approved by written consent the long-range plan prepared by management and previously reviewed by the Special Committee, including the provision of the long-range plan to potential counterparties to a strategic transaction.

On June 29, 2023, or such later date on which a potential counterparty entered into a confidentiality agreement with Thorne, preliminary diligence materials were made available to each potential counterparty, including Catterton Flagship, for the first time through a virtual data room, which materials included Thorne’s long-range plan and a confidential information presentation prepared by Thorne’s management team with the assistance of CG.

On July 5, 2023, at Catterton Flagship’s request, a representative of Wilson Sonsini and representatives of Kirkland & Ellis LLP, Catterton Flagship’s outside counsel (which we refer to as “Kirkland”), held an introductory telephonic meeting, and the representatives of Kirkland stated that Catterton Flagship intended to submit within the next two weeks, ahead of any bid deadline designated by the Special Committee, a non-binding proposal for an acquisition of 100% of the outstanding Shares. The representatives of Kirkland indicated that the proposal would not provide for any rollover or re-investment from Thorne’s stockholders or management and would reflect full equity commitments and no financing contingencies. The representatives of Kirkland also reiterated that such proposal would be made by Catterton Flagship, and not Catterton Growth or Catterton Asia, and that any prior proposals submitted on behalf of Catterton Growth or Catterton Asia were separate and withdrawn.

On July 10, 2023, the Special Committee held a virtual meeting with representatives of Wilson Sonsini and CG and, at the invitation of the Special Committee, certain other members of the Thorne Board, including those that are members of Thorne’s management, in attendance. Representatives of CG and Wilson Sonsini updated the Special Committee on the status of the outreach to potential counterparties to date, including discussions held with and interest from the potential counterparties and the call between Wilson Sonsini and Kirkland on July 5, 2023. Representatives of CG also discussed with the Special Committee that Catterton Flagship was requesting more meetings with management in preparation to submit an updated proposal for the acquisition of Thorne. The Special Committee then discussed with members of management and CG the date by which potential counterparties would be requested to submit proposals for a strategic transaction with Thorne, and agreed that the date should be August 10, 2023, following Thorne’s announcement of the results of its operations for the quarter ended June 30, 2023, due to Thorne’s strong financial performance during that quarter. The Special Committee also discussed the likelihood that Catterton Flagship would submit a proposal ahead of the bid deadline, and representatives of Wilson Sonsini reviewed with the Special Committee the factors that the Special Committee and the Thorne Board should consider from a fiduciary perspective in evaluating, and determining whether to accept, any received proposal.

On July 11, 2023, Mr. Jacobson had an introductory dinner with a representative of Sponsor C at Sponsor C’s request. During the dinner, the representative of Sponsor C provided Mr. Jacobson more information about the background and capabilities of Sponsor C, and Mr. Jacobson shared certain background information about Thorne. No discussion occurred at this dinner regarding the proposed terms of any potential transaction.

On July 21, 2023, as authorized by the Special Committee, CG made available to 20 potential counterparties a process letter instructing them to submit preliminary non-binding proposals for a strategic transaction with Thorne by 5:00 p.m. Eastern Time on August 10, 2023.

On the same date, after market hours, Reuters reported that anonymous sources informed Reuters that Thorne was working with CG to explore a potential sale transaction. The closing trading price of Thorne’s stock was $5.27 per share on July 20, 2023, the last full trading day prior to the Reuters report, and $6.40 per share on July 24, 2023, the first full trading day following the Reuters report.

Also on July 21, 2023, Catterton Flagship submitted a non-binding proposal for an acquisition of 100% of the outstanding Shares for $9.25 per share in cash, which assumed capitalization information for Thorne based on Thorne’s 10-Q for the quarter ended March 31, 2023. The proposal stated that, with sufficient access, Catterton Flagship would be able to complete due diligence and deliver a final proposal by August 7, 2023, and sign a definitive agreement within 10 days of the Thorne Board accepting a final proposal, and that the transaction would be funded entirely through equity investments and would not be subject to any financing condition.

On July 27, 2023, the Special Committee held a virtual meeting with representatives of Wilson Sonsini and CG and, at the invitation of the Special Committee, certain other members of the Thorne Board, including those that are members of Thorne’s management, in attendance. Representatives of CG updated the Special Committee on the status of the ongoing process, including that 16 financial sponsor and seven strategic potential counterparties continued to be actively engaged in the process, one financial sponsor and two strategic potential counterparties ended their participation in the process and in-person or virtual management meetings had been completed or scheduled with the majority of participating counterparties and were pending with the remainder. The Special Committee discussed the status of the ongoing process, the July 21, 2023, proposal from Catterton Flagship, and a proposed response to Catterton Flagship regarding its proposal. The Special Committee directed CG to respond to Catterton Flagship that its proposal fell short of what the Special Committee would find acceptable, but that Thorne would continue to provide Catterton Flagship further diligence materials to enable Catterton Flagship to increase its proposal on price in advance of the August 10, 2023, deadline set for proposals to be submitted in the process. The Special Committee also discussed certain non-material changes to the long-range plan prepared by management and shared with potential counterparties in the process, which were intended to provide additional detail of certain aspects of Thorne’s operating projections, and that the revised long-range plan would be distributed to potential counterparties in the process. The Special Committee then met in executive session with only Ms. Kauss and representatives of Wilson Sonsini in attendance and discussed the foregoing and certain other matters relating to the Special Committee’s consideration of a potential transaction.

Between July 27, 2023, and July 30, 2023, Thorne’s management team revised, and provided the Special Committee an opportunity to review drafts of, and to ask questions regarding, Thorne’s updated long-range plan.

On July 31, 2023, the Special Committee approved by written consent the updated long-range plan prepared by management and previously reviewed by the Special Committee, including the provision of the updated long-range plan to potential counterparties in the process. On that same date, the updated long-range plan was made available to the potential counterparties. The updated long-range plan included non-material changes to reflect additional detail of certain aspects of Thorne’s operating projections, but did not reflect, and Thorne’s management team did not make, any changes to the assumptions made in preparation of the original long-range plan and contained no changes to any of the figures presented in the section of this Schedule 14D-9 captioned “ —Certain Unaudited Prospective Financial Information.”

During the two week period beginning on July 31, 2023, Thorne’s management team continued to provide opportunities for potential counterparties to learn more about Thorne, including by participating in diligence meetings with and responding to diligence requests from, and coordinating in-person or virtual management meetings with, the potential counterparties, including in particular eight diligence meetings with representatives of Catterton Flagship, two diligence meetings with representatives of Sponsor A, four diligence meetings with representatives of Sponsor C, two diligence meetings and one management meeting with representatives of one of the interested strategic counterparties (which we refer to as “Strategic A”) and certain diligence or management meetings with other potential counterparties, in each case covering various customary subject matters.

On or about August 3, 2023, Thorne made available to potential counterparties in the process Thorne’s updated capitalization information as of July 3, 2023.

On August 3, 2023, representatives of each of Catterton Flagship and Sponsor C participated in separate site visits to Thorne’s facility in Summerville, South Carolina.

On August 10, 2023, Thorne received an updated non-binding proposal from Catterton Flagship to acquire 100% of the outstanding Shares for $9.75 per share in cash. The updated proposal stated that Catterton Flagship would be able to sign a definitive agreement within 10 days of Thorne accepting the proposal and continued to state that the transaction would be fully funded through equity investments without any financing conditions.

On August 11, 2023, Thorne received from Sponsor C a non-binding proposal to acquire 100% of the outstanding Shares for $9.00 per share in cash. The proposal stated that Sponsor C would require approximately two weeks to complete confirmatory due diligence and Sponsor C would be committed to entering into a definitive agreement for a transaction the week of August 21, 2023. The proposal also stated that the transaction would be fully equity backstopped by funds managed by Sponsor C without any debt financing condition, but that Sponsor C may seek debt financing in connection with the transaction.

On August 10, 2023, and August 11, 2023, Thorne also received non-binding proposals from five other financial sponsors, including Sponsor A, Sponsor D and Sponsor E, to acquire 100% of the outstanding Shares, which proposals included per share prices ranging from $6.75 to $8.00 in cash, only one of which would be fully equity financed and the rest which contemplated debt financing, and timing for completion of due diligence and signing of a definitive agreement, where indicated, ranging between 45 days and eight weeks from the date of the proposal. Thorne also received a non-binding proposal from Strategic A to acquire 100% of the outstanding Shares for $8.00 per share in cash, which proposal stated that Strategic A intended to include an additional working capital adjustment based on the expected deviation from a normalized working capital target, that Strategic A would require six weeks to complete due diligence and that the transaction would be financed through a combination of cash on Strategic A’s balance sheet and debt financing. Thorne did not receive any further proposal from any other potential counterparty that remained in the process up until this point, including Sponsor B.

On August 15, 2023, the Special Committee held a virtual meeting with representatives of Wilson Sonsini and CG and, at the invitation of the Special Committee, certain other members of the Thorne Board, including those that are members of Thorne’s management, in attendance, to discuss the status of the process and the proposals received in the past week. Representatives of CG provided to the Special Committee a summary of the proposals received, and updated the Special Committee that the potential counterparties that did not submit a proposal had declined to continue participating in the process. The Special Committee determined, following discussion with its outside advisors, that other than with respect to price, the proposals from Catterton Flagship and Sponsor C were generally comparable, including with respect to proposed timing to sign a definitive agreement, financing terms and the lack of a financing condition to the closing of a transaction, and that no other potential counterparty was likely to submit a revised proposal that provided greater value to Thorne stockholders than Catterton Flagship or Sponsor C. In particular, there was discussion of the substantial due diligence that both Catterton Flagship and Sponsor C had undertaken to date relative to other potential counterparties, but that Catterton Flagship was likely ahead of Sponsor C in terms of timing and conviction with respect to consummating a transaction, in particular given L Catterton’s substantial familiarity with, and long-term interest in, Thorne. The Special Committee also discussed (a) the proposal from Strategic A and the fact that Strategic A still had substantial due diligence to complete and the likelihood of Strategic A raising price to the level of Catterton Flagship or Sponsor C and ultimately transacting on terms more favorable than as proposed by Catterton Flagship or Sponsor C was low, and (b) the proposals from the other financial sponsors, and that it was unlikely that any of those financial sponsors would improve their proposals to be more favorable than the terms proposed by Catterton Flagship or Sponsor C, including on the basis of feedback from these financial sponsors to date and the fact that none of these financial sponsors had progressed due diligence to the extent of Catterton Flagship or Sponsor C. Following further deliberation, the Special Committee determined that Thorne should focus its efforts on obtaining improved proposals from each of Catterton Flagship and Sponsor C, and directed representatives of CG to reach out to Catterton Flagship and Sponsor C that same day to inform them they were the leading two bidders in the process, that their proposals were not sufficiently differentiated from one another for the Special Committee to move forward with either of them in the manner requested, and that Thorne would make available a draft definitive agreement and was requesting revised proposals, together with a markup of the definitive agreement, by August 18, 2023. The Special Committee also directed representatives of CG to inform other bidders that their participation in the process would be terminated. The Special Committee then met in executive session with only Ms. Kauss and representatives of Wilson Sonsini in attendance and discussed the foregoing and certain other matters relating to Thorne’s consideration of a potential transaction.

Later that same day, representatives of CG separately contacted representatives of each of Catterton Flagship and Sponsor C in accordance with the directions of the Special Committee, informing each of them that Thorne would make available a draft definitive agreement and was requesting revised proposals, together with a revised draft of the definitive agreement, by August 18, 2023. Representatives of Catterton Flagship expressed its disappointment upon hearing that it had not yet sufficiently differentiated itself and reiterated its interest in acquiring Thorne, but stated that Catterton Flagship was not willing to proceed on the timeline and process proposed by the Special Committee and would accordingly reconsider its participation in the process. Sponsor C acknowledged the request from Thorne and indicated that it would submit a revised proposal on the contemplated timeline.

Also on August 15, 2023, Takeshi Minakata, Kirin’s designee to the Thorne Board, informed Thorne of his resignation from the Thorne Board, and from all committees of the Thorne Board, effective on the same date. Mr. Minakata informed Thorne that he tendered his resignation to focus on projects for Kirin, where he serves as a director and senior executive officer, and certain of Kirin’s subsidiaries. Mr. Minakata informed the Thorne Board that his resignation was unrelated to the process or any potential transaction involving Thorne.

On August 16, 2023, at the request of Sponsor C, representatives of Sponsor C and CG had a phone call during which Sponsor C requested clarification with respect to certain points ahead of Sponsor C’s submission of a revised proposal by August 18, 2023. During this call, a representative of Sponsor C also stated that Sponsor C would be submitting a revised proposal, but indicated that Sponsor C would not be able to submit a revised proposal providing for a per share price at or in excess of $10.00 per share.

Later that same day, Catterton Flagship submitted a revised non-binding proposal to acquire Thorne for $10.00 per share in cash, which proposal continued to state that Catterton Flagship would be able to sign a definitive agreement within 10 days of Thorne accepting the proposal and that the transaction would be fully funded through equity investments without any financing conditions. The proposal also stated that the proposal was Catterton Flagship’s best and final offer and requested that the Thorne Board confirm acceptance of the proposal and enter into a customary exclusivity agreement with Catterton Flagship for a period of 10 days by 5:00 p.m. Eastern Time on August 17, 2023.

Also on August 16, 2023, following Thorne’s receipt of Catterton Flagship’s latest revised proposal, the Thorne Board held a virtual meeting with representatives of Wilson Sonsini and CG in attendance for the purpose of the Thorne Board receiving an update on the status of the process. Representatives of CG provided an overview to the Thorne Board of the process and the proposals received to date, and presented to the Thorne Board a preliminary financial analysis with respect to Thorne. There was discussion regarding Catterton Flagship’s most recent proposal, including Catterton Flagship’s completion of substantial due diligence and demonstrated commitment to an acquisition of Thorne and the resulting confidence of expeditiously signing definitive agreements and closing a transaction with Catterton Flagship. The Thorne Board then discussed the fact that Sponsor C stated earlier that day that it would send a revised proposal, but that Sponsor C gave indication that the proposal would not be at or in excess of $10.00 per share. The Thorne Board then deliberated with respect to a potential response and strategies for engaging with Catterton Flagship and Sponsor C. Following its discussion, the Thorne Board directed CG to inform Sponsor C that, given new developments and Sponsor C’s statements regarding valuation limitations, Sponsor C’s participation in the process would be terminated.

Later that same day, CG contacted Sponsor C in accordance with the directions of the Thorne Board, conveying that, given Sponsor C’s statements regarding valuation limitations, its participation in the process would be terminated. During this call, Sponsor C indicated that it may be willing to submit a revised proposal with a price per share exceeding $10.00 per share. Later that evening, a representative of Sponsor C notified a representative of CG that Sponsor C was awaiting further internal approval, but confirmed that Sponsor C would submit a revised proposal. At the direction of Thorne, and given the expiration of Catterton Flagship’s offer, the representative of CG then directed Sponsor C that any proposal must be made no later than 10:00 a.m. Eastern Time on August 17, 2023.

In addition, on August 16, 2023, representatives of CG, in accordance with the directions of the Special Committee, also began contacting bidders that submitted proposals, other than Catterton Flagship and Sponsor C, to inform them that their participation in the process would be terminated. No bidder gave any indication during these discussions that it would have been able to improve its proposal in a manner that would provide greater value to Thorne stockholders and ultimately transact on terms more favorable than on the terms proposed in the latest proposal from Catterton Flagship.

On the morning of August 17, 2023, at approximately 10:00 a.m. Eastern Time, a representative of Sponsor C contacted representatives of CG and confirmed that Sponsor C expected to submit a greatly enhanced revised proposal shortly, and that the proposal would include a per share purchase price at or in excess of $10.00 per share. Later that morning, at approximately 11:00 a.m. Eastern Time, Sponsor C submitted a revised non-binding proposal to acquire 100% of the outstanding Shares for $10.15 per share in cash, which proposal stated that the proposal was Sponsor C’s best and final offer and requested that Thorne confirm acceptance of the proposal and confirm agreement to enter into an exclusivity agreement with Sponsor C for a period of 14 days by 2:00 p.m. Eastern Time on August 17, 2023. The proposal provided that Sponsor C would fund the transaction through equity investments and would not require debt financing and that Sponsor C would be prepared to sign and announce a transaction at the end of the 14-day exclusivity period.

Soon thereafter, on August 17, 2023, the Thorne Board held a virtual meeting with representatives of Wilson Sonsini and CG in attendance. Yasuhiro Ooki, a representative of Kirin, also attended the meeting as an observer at the invitation of the Thorne Board. The Thorne Board discussed Thorne’s receipt of the revised proposal from Sponsor C, and proposed next steps in light of the approaching deadlines set forth in the latest proposals from Catterton Flagship and Sponsor C. There was discussion of the two proposals relative to one another and that both offered full equity commitments, no financing conditions, and an expedited timeline to signing of definitive agreements. There was also discussion of the substantial due diligence that both parties had completed, but that Catterton Flagship was likely ahead of Sponsor C in due diligence completed and that Catterton Flagship seemed to have more conviction with respect to a transaction with Thorne, including with respect to certainty of the price per share offered. It was acknowledged that both parties required an exclusivity period, with Catterton Flagship’s required exclusivity period being four days shorter, to conduct confirmatory due diligence after receiving access to a full virtual data room, including confirmatory legal, tax and accounting due diligence, which could result in potential price reductions depending on the results of due diligence, and, in such a situation, Thorne would likely have weakened negotiating leverage with both Catterton Flagship and Sponsor C. There was then discussion of Thorne negotiating for contractual provision that would provide for the automatic termination of any exclusivity period in the event a counterparty sought to renegotiate price. The Thorne Board then deliberated on the likelihood that a deal would be executed and consummated on the terms proposed by each of Catterton Flagship and Sponsor C, including the fact that the Thorne Board believed Sponsor C’s proposed price of $10.15 per share may be the highest price at which Sponsor C was willing to transact based on feedback from Sponsor C to date, whereas, despite submitting a “best and final” proposal, based on Catterton Flagship’s ongoing and stated strong interest in pursuing an acquisition of Thorne and that Catterton Flagship had attempted to preempt the process multiple times, among other facts, the Thorne Board believed that Catterton Flagship would be willing to increase its proposed price further. Following the discussion among the Thorne Board, and upon consideration of the advice of representatives of Wilson Sonsini and CG, the Thorne Board directed Mr. Jacobson to contact Catterton Flagship to inform Catterton Flagship that Catterton Flagship had demonstrated significant interest in Thorne and its proposal offered great certainty to an expeditious signing and closing of a transaction, but that Catterton Flagship would need to further increase its proposal on price to $10.25 per share before Thorne would enter into exclusive negotiations with Catterton Flagship on that basis. With the expectation that Catterton Flagship would submit a revised proposal on price within certain parameters discussed by the Thorne Board, the Thorne Board further authorized management to execute an exclusivity agreement with Catterton Flagship.

Thereafter, on August 17, 2023, Mr. Jacobson contacted a representative of Catterton Flagship in accordance with the Thorne Board’s directions. Soon thereafter, Catterton Flagship agreed to increase the per share price of its proposal to acquire Thorne to $10.20 per share in cash, which agreement was memorialized by the entry by Thorne and Catterton Flagship into a customary exclusivity agreement providing for exclusive discussions between Thorne and Catterton Flagship regarding a potential strategic transaction until 9:00 a.m. Eastern Time on August 28, 2023, or such earlier time that Catterton Flagship proposed to reduce the per share price for Shares from $10.20 per share or indicated that it no longer wished to acquire Thorne. Concurrently with Thorne’s agreement to enter into the exclusivity agreement, representatives of Wilson Sonsini provided to Catterton Flagship and Kirkland an initial draft of the Merger Agreement, which, among other things, contemplated a full equity financing commitment of the Transactions by the Guarantors, specific performance rights for Thorne to enforce the Buyer Parties’ obligations to consummate the Transactions and for Thorne to enforce the equity financing commitments, a Thorne termination fee of 2.5% of the transaction equity value, and no limitation on the liability of the Buyer Parties.

Between August 17, 2023, and August 27, 2023, members of Thorne’s management team continued to meet with representatives of Catterton Flagship and provide information regarding Thorne in furtherance of Catterton Flagship’s due diligence investigation of Thorne.

During the same period, representatives of Thorne and Wilson Sonsini negotiated the Merger Agreement with representatives of Catterton Flagship and Kirkland. In particular, representatives of Kirkland delivered to Wilson Sonsini a revised draft of the Merger Agreement on August 21, 2023, that, among other changes, included more restrictive and buyer-favorable “no shop” provisions, a Thorne termination fee of 3.9% of the transaction equity value and an unspecified limitation on the liability of the Buyer Parties, and representatives of Wilson Sonsini delivered to Kirkland a revised draft of the Merger Agreement on August 24, 2023, that, among other changes, included less restrictive and more seller-favorable “no shop” provisions, a Thorne termination fee of 3% of the transaction equity value and a limitation on the liability of the Buyer Parties equal to 10% of the transaction equity value. Revised drafts of the Merger Agreement continued to be shared between Wilson Sonsini and Kirkland throughout the day on August 26, 2023, with particular focus on terms of the “no shop” provisions and the size of the termination fee that is payable by Thorne as a condition to terminating the Merger Agreement.

On August 18, 2023, access to a full virtual data room containing substantially all of the confirmatory due diligence materials requested by Catterton Flagship prior to such date was provided to representatives of Catterton Flagship.

On August 19, 2023, representatives of Wilson Sonsini delivered to representatives of Kirkland an initial draft of the Support Agreement. Between August 19, 2023, and August 23, 2023, representatives of Thorne and Wilson Sonsini negotiated the Support Agreement with representatives of Catterton Flagship and Kirkland. During the same period, representatives of Wilson Sonsini also obtained feedback to the Support Agreement from each member of the Thorne Board (or its affiliate), Orrick Herrington & Sutcliffe, outside legal counsel to Thorne’s management team, and Kirin and Mitsui and their respective outside legal counsel, as Catterton Flagship requested that each of such Thorne stockholders enter into a Support Agreement.

On August 23, 2023, the Special Committee held a virtual meeting with representatives of Wilson Sonsini and CG and, at the invitation of the Special Committee, certain other members of the Thorne Board, including those that are members of Thorne’s management, in attendance. Representatives of Wilson Sonsini updated the Special Committee on the status of the negotiation of the Merger Agreement and the other transaction documents. Representatives of Wilson Sonsini also provided an overview to the Special Committee of the terms and conditions of the “no shop” provisions contemplated by the Merger Agreement. Mr. Jacobson affirmed during the meeting that there had not been any discussions to date between Thorne’s management team and Catterton Flagship regarding the retention or compensation arrangements of any of Thorne’s management team following the closing of the contemplated transactions, and that the management team would not have any such discussions with Catterton Flagship until authorized by the Special Committee or the Thorne Board. The Special Committee then met in executive session with only the Special Committee and representatives of Wilson Sonsini in attendance and discussed the foregoing and certain other matters relating to Thorne’s consideration of a potential transaction.

Also on August 23, 2023, representatives of Kirkland delivered to Wilson Sonsini initial drafts of the Equity Commitment Letter and the Guaranty.

On August 25, 2023, representatives of Wilson Sonsini delivered revised drafts of the Equity Commitment Letter and Guaranty to Kirkland.

On August 27, 2023, the parties finalized the terms of the Merger Agreement, which terms included a Thorne termination fee of approximately $25.16 million (representing approximately 3.75% of the transaction equity value) and a limitation on liability of the Buyer Parties of approximately $67.09 million (representing approximately 10% of the transaction equity value), and on or prior to the same date, the parties finalized the other transaction documents, in each case subject to approval of the Special Committee and the Thorne Board.

Later on August 27, 2023, the Special Committee held a virtual meeting with representatives of Wilson Sonsini and CG and other members of the Thorne Board, including those that are members of Thorne’s management, in attendance. Representatives of CG presented to the Special Committee and other members of the Thorne Board a summary of the process and counterparty outreach and CG’s financial analysis of the Offer Price. Representatives of Wilson Sonsini then presented to the Special Committee and other members of the Thorne Board a summary of the Special Committee’s and the Thorne Board’s fiduciary duties with respect to a potential sale of Thorne. In this regard, the Special Committee and the other members of the Thorne Board considered Thorne’s stand-alone business opportunities, risks and overall prospects, the process undertaken by Thorne with the assistance of CG and the proposals received from potential counterparties as a result of the process, CG’s financial analysis of the Offer Price and the negotiation process with Catterton Flagship. Representatives of Wilson Sonsini then presented to the Special Committee and the other members of the Thorne Board a summary of the material terms of the Merger Agreement. There was deliberation and discussion ensued. At the request of the Special Committee, a representative of CG then rendered CG’s oral opinion to the Special Committee and the other members of the Thorne Board, subsequently confirmed in writing, that as of that date and based upon and subject to the various assumptions, qualifications, limitations and other matters set forth in its written opinion, the $10.20 per share price to be received by the holders of Shares (other than the Excluded Shares (as defined in the section of this Schedule 14D-9 captioned Item 4. “The Solicitation or Recommendation—Opinion of Canaccord Genuity LLC.”)) pursuant to the Merger Agreement is fair, from a financial point of view, to such holders. For a detailed discussion of CG’s opinion, please see the section of this Schedule 14D-9 captioned Item 4. “The Solicitation or Recommendation—Opinion of Canaccord Genuity LLC.” At the conclusion of the meeting, upon a motion duly made and seconded, the Special Committee unanimously (a) determined that the terms of the Transactions, including the Offer and the Merger, are fair to, and in the best interests of, Thorne and its stockholders; (b) determined that it is in the best interests of Thorne and its stockholders to enter into, and declared advisable, the Merger Agreement; (c) approved the execution and delivery by Thorne of the Merger Agreement, the performance by Thorne of its covenants and agreements contained therein and the consummation of the Offer, the Merger and the other Transactions, upon the terms, and subject to the conditions, contained therein; (d) approved of the Support Agreements and the execution and delivery of the Support Agreement by Catterton Flagship and the relevant stockholders of Thorne; and (e) recommended that the Thorne Board approve and adopt the Merger Agreement and the Support Agreements.

Also on August 27, 2023, immediately after adjournment of the prior meeting of the Special Committee, the Thorne Board held a virtual meeting with representatives of Wilson Sonsini and CG in attendance. Representatives of Wilson Sonsini summarized for the Thorne Board the matters discussed during the preceding Special Committee meeting. Ms. Kauss, on behalf of the Special Committee, then confirmed the Special Committee’s recommendation to the Thorne Board that the Thorne Board approve and adopt the Merger Agreement. At the conclusion of the meeting, upon a motion duly made and seconded, the Thorne Board unanimously (a) determined that the terms of the Transactions, including the Offer and the Merger, are fair to, and in the best interests of, Thorne and its stockholders; (b) determined that it is in the best interests of Thorne and its stockholders to enter into, and declared advisable, the Merger Agreement; (c) approved the execution and delivery by Thorne of the Merger Agreement, the performance by Thorne of its covenants and agreements contained therein and the consummation of the Offer, the Merger and the other Transactions, upon the terms, and subject to the conditions, contained therein; (d) resolved to recommend that Thorne’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer; and (e) approved of the Support Agreement and the execution and delivery of the Support Agreements by Catterton Flagship and the relevant stockholders of Thorne.

Later, during the evening of August 27, 2023, Thorne and the Buyer Parties executed the Merger Agreement.

On August 27, 2023, the Buyer Parties entered into the Support Agreements with certain directors of Thorne (or such directors’ affiliate, including Helsinn International (U.S.) Corporation and Diversified Natural Products, Inc.), each executive officer of Thorne, certain other employees of Thorne, and Kirin. Prior to the execution of the Merger Agreement, holders of approximately 45% of Thorne’s outstanding Shares agreed to validly tender their shares in the Offer pursuant to the Support Agreements.

On August 28, 2023, following execution of the Merger Agreement, Mitsui, a holder of approximately 29% of Thorne’s outstanding Shares, entered into a Support Agreement with the Buyer Parties, agreeing to validly tender its shares in the Offer.

On August 28, 2023, Thorne publicly announced the execution of the Merger Agreement and the related transaction documents.

Thorne’s Reasons for the Offer and the Merger

In evaluating the Merger Agreement and the Transactions, the Special Committee and the Thorne Board each consulted with members of management and representatives of each of Wilson Sonsini and CG. In evaluating the Merger Agreement and the Transactions, the Special Committee and the Thorne Board each considered a number of factors, including the following (which factors are not necessarily presented in order of relative importance):

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Financial Condition, Results of Operations and Prospects of Thorne. The current, historical and projected financial condition, results of operations and business of Thorne, as well as Thorne’s prospects and risks if it were to remain an independent company. The Special Committee and the Thorne Board each considered Thorne’s business plan and the estimates of Thorne’s future performance reflected in the Projections (as defined below). The Special Committee and the Thorne Board each weighed the business plan and the potential opportunities that it presented against, among other things: (1) the risks and uncertainties associated with achieving and executing on the business plan in the short and long term; (2) the impact of market, customer and competitive trends on Thorne; and (3) the general risks related to market conditions that could reduce the price of Shares. Among the potential risks identified by the Special Committee and the Thorne Board were:

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Thorne’s competitive positioning and prospects as an independent publicly traded company. Included in this was the consideration of (1) Thorne’s size, as well as its strategic and financial resources, relative to those of its competitors; and (2) new and evolving competitive threats in an already competitive and rapidly evolving health and wellness market.

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Thorne’s continuing efforts to evolve and strengthen its business model, including its investments in support of its Onegevity platform. Although the Thorne Board believes that these actions are the right strategic decisions for Thorne, there is no assurance that they will be successful or result in a more valuable company.

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Thorne management’s concern that inorganic growth and international expansion opportunities were likely to require substantial capital resources. Such capital resources might only be available at significant cost to Thorne (if available at all) or through one or more equity offerings that would dilute (potentially significantly) the holders of Shares. The Special Committee and the Thorne

Board each believed that Thorne, in pursuing its strategy as an independent publicly traded company, may not have sufficient access to necessary capital resources on acceptable terms, which would impede Thorne’s ability to execute such growth initiatives and add to the risk to stockholders already inherent in pursuing these growth opportunities.

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The challenges of making investments to achieve long-term growth prospects while a publicly traded company that is subject to scrutiny based on its quarter-over-quarter performance. The Special Committee and the Thorne Board each noted that the price of Shares could be impacted significantly if Thorne failed to meet investor expectations, including if Thorne failed to meet its growth objectives, as had happened in the recent past.

•	The inherent uncertainty of achieving the results reflected in the prospective financial information.

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The historical execution of Thorne’s business plan by Thorne management and their ability to continue to drive Thorne’s business. In this regard, the Special Committee and the Thorne Board were each aware of instances in which Thorne failed to achieve certain expectations of Thorne’s financial and operational performance, and of the impact that these failures had on the price of the Shares.

•	The historical low trading volume of the Shares for a public company, the concentrated ownership of Shares, and the resulting general lack of liquidity for Thorne stockholders.

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Thorne’s financial position, anticipated operating expenses and the need for additional financing to pursue a standalone strategy. The Thorne Board also considered the risk that equity or debt capital may not be available on acceptable terms, if at all, and considered the uncertain cost of that capital and the dilution that could result to Thorne’s existing stockholders from equity financing.

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Potential Strategic Alternatives. The (1) possible alternatives to the Transactions, including the possibility of continuing to operate Thorne as an independent entity or pursuing another transaction, and the desirability and perceived risks of those alternatives; (2) potential benefits and risks to stockholders of these alternatives and the timing and likelihood of effecting such alternatives and the risks inherent in them; and (3) assessment of each of the Special Committee and the Thorne Board that none of these alternatives was reasonably likely to present superior opportunities for Thorne to create greater value for stockholders, taking into account the risks of execution as well as business, competitive, financial, industry, market and regulatory risks.

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Results of Strategic Review Process. The execution of the Merger Agreement was the result of an extensive and competitive strategic review process overseen by the Special Committee, which was composed of the members of the Thorne Board who were independent of management. The Special Committee and the Thorne Board each considered that 38 potential acquirers of Thorne (consisting of 19 financial sponsors (including L Catterton) and 19 strategic counterparties) were included in the process. The Special Committee and the Thorne Board were also aware of market rumors that Thorne was pursuing a potential sale.

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Certainty of Value. The consideration to be received by Thorne stockholders in the Offer and the Merger consists entirely of cash, which provides liquidity and certainty of value. The Special Committee and the Thorne Board each considered that (1) the Offer and the Merger are not subject to any financing condition; and (2) the terms of the Equity Commitment Letter (along with Thorne’s right to enforce the Buyer Parties’ obligations to consummate the Transactions and for Thorne to enforce the equity financing commitments) provided substantial assurance of a successful consummation of the Merger upon the satisfaction of the conditions to the Offer, and (3) the specific performance rights for Thorne to enforce the Buyer Parties’ obligations to consummate the Transactions and for Thorne to enforce the equity financing commitments. In addition, each of the Special Committee and the Thorne Board considered Thorne’s growth opportunities and other strategic initiatives and the costs and risks inherent in pursuing those opportunities. The receipt of cash consideration eliminates significant uncertainty and risk for stockholders related to the continued execution of Thorne’s business and the pursuit of growth opportunities.

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Best Value Reasonably Obtainable. The belief of each of the Special Committee and the Thorne Board that the Offer Price represents the best value reasonably obtainable for Shares, taking into account the familiarity of each of the Special Committee and the Thorne Board with (1) the business, operations, prospects, business strategy, assets, liabilities and general financial condition of Thorne on a historical and prospective basis; (2) the strategic review process overseen by the Special Committee; and (3) the terms of the Merger Agreement. The Special Committee and the Thorne Board each considered that the Offer Price constituted a premium of approximately (x) 112.7% to the unaffected volume weighted average closing price of Shares for the 30 trading days prior to July 20, 2023, the last full trading day prior to market speculation regarding a potential transaction, and (y) 50% to the volume weighted average closing price of Shares for the 30 trading days prior to the initial announcement of the Merger Agreement on August 28, 2023. The Special Committee and the Thorne Board also considered that L Catterton had stated that the Offer Price represented its best and final offer with respect to the acquisition of Thorne, the Offer Price represented the highest price received for a proposal to acquire Thorne, and believed that the Offer Price represented the highest price that L Catterton was willing to pay.

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Speed and Likelihood of Consummation. Each of the Special Committee and the Thorne Board considered the likelihood of consummation of the Offer and the Merger in light of the terms of the Merger Agreement and the conditions to consummating the Offer, including:

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The anticipated timing of the consummation of the Offer and the Merger, and the structure of the Transactions as a tender offer for the Shares pursuant to Section 251(h) of the DGCL, which, subject to the satisfaction or waiver of the applicable conditions set forth in the Merger Agreement, permits the consummation of the Offer and the Merger in a rapid manner.

•	The conditions to the Offer and the Merger contained in the Merger Agreement, which are limited in number and scope.

•	The limited rights of the Buyer Parties to extend the Offer.

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Fairness Opinion of CG. The oral opinion of CG rendered to the Special Committee and the Thorne Board, subsequently confirmed in writing, that as of August 27, 2023, and based upon and subject to the various assumptions, qualifications, limitations and other matters set forth in the written opinion, the Offer Price to be received by the holders of Shares (other than the Excluded Shares) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders, as set forth in such opinion and as more fully described in the section of this Schedule 14D-9 captioned “—Opinion of Canaccord Genuity LLC.”

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Negotiations with L Catterton and Terms of the Merger Agreement, Support Agreements, Equity Commitment Letter and Guaranty. The terms of the Merger Agreement, the Support Agreements, the Equity Commitment Letter and the Guaranty which were each the product of arms’-length negotiations, and the belief of each of the Special Committee and the Thorne Board that such agreements contained customary terms. The factors considered include:

•	Thorne’s ability, under certain circumstances, to furnish information to, and conduct negotiations with, third parties regarding Acquisition Proposals.

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The view of each of the Special Committee and the Thorne Board that the terms of the Merger Agreement (including the termination fee) would be unlikely to deter third parties from making a Superior Proposal.

•	The Thorne Board’s ability, under certain circumstances, to withdraw or modify its recommendation that stockholders tender their Shares pursuant to the Offer.

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The Thorne Board’s ability, under certain circumstances, to terminate the Merger Agreement to enter into an Alternative Acquisition Agreement (as defined in the Merger Agreement). In that regard, the Special Committee and the Thorne Board each believed that the termination fee of $25,157,969 payable by Thorne in such instance was reasonable, consistent with similar fees payable in comparable transactions, and not preclusive of other offers.

•	The limited conditions to the Buyer Parties’ obligation to consummate the Offer and the Merger, making the Offer and the Merger substantially likely to be consummated.

•	The consummation of the Offer being subject to the satisfaction of the Minimum Condition, which cannot be waived without the prior written consent of Thorne.

•	The consummation of the Offer and the Merger not being subject to a financing condition.

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The funds available under the Equity Commitment Letter, together with Thorne’s available cash, being reasonably expected to provide the total amount of funds necessary to fund the aggregate consideration payable to Thorne’s securityholders in the Offer and the Merger, along with Thorne’s right to specific performance to cause the financing contemplated by the Equity Commitment Letter to be funded.

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Thorne’s ability to obtain specific performance of the Buyer Parties’ obligations under the Merger Agreement and the Equity Commitment Letter, thereby ensuring that Thorne has an appropriate remedy if the Buyer Parties were to decline to comply with their obligations under the Merger Agreement.

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Special Committee Recommendation and Fiduciary Duties. The Thorne Board considered both the recommendation of the Special Committee that the Thorne Board approve and adopt the Merger Agreement the Thorne Board’s fiduciary duties in light of the foregoing reasons.

The Thorne Board also considered that the Special Committee (1) determined that the terms of the Transactions, including the Offer and the Merger, are fair to, and in the best interests of, Thorne and the stockholders; (2) determined that it is in the best interests of Thorne and the stockholders to enter into, and declared advisable, the Merger Agreement; (3) approved the execution and delivery by Thorne of the Merger Agreement, the performance by Thorne of its covenants and agreements contained therein and the consummation of the Offer, the Merger and the other Transactions, upon the terms, and subject to the conditions, contained therein; and (4) resolved to recommend that the Board approve and adopt the Merger Agreement.

The Special Committee and the Thorne Board each also considered a number of uncertainties and risks and other potentially negative factors, including the following (which factors are not necessarily presented in order of relative importance):

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No Stockholder Participation in Future Growth or Earnings. The nature of the Offer and the Merger as cash transactions means that stockholders will not participate in the future earnings or growth of Thorne and will not benefit from any appreciation in value of the Surviving Corporation. The Special Committee and the Thorne Board also considered other potential alternative strategies available to Thorne, which, despite significant risk and uncertainty, had the potential to result in a more successful and valuable company.

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No-Shop Restrictions. The restrictions in the Merger Agreement on Thorne’s ability to solicit other acquisition proposals during the pendency of the Transactions (subject to certain exceptions to allow the Thorne Board to exercise its fiduciary duties and to accept a superior proposal).

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Risks Associated with Failure to Consummate the Offer and the Merger. The possibility that the Offer and the Merger might not be consummated, and if they are not consummated, (1) Thorne’s directors, senior management and other employees will have expended extensive time and effort and will have experienced significant distractions from their work during the pendency of the transaction; (2) Thorne will have incurred significant transaction and other costs; (3) Thorne’s continuing business relationships with customers, business partners and employees may be adversely affected (including through the departure of key employees); (4) the trading price of Shares could be adversely affected; (5) that the other contractual and legal remedies available to Thorne in the event of termination of the Merger Agreement may be insufficient, costly to pursue or both; (6) the potential adverse market perception on Thorne’s prospects; and (7) the termination fee of $25,157,969 may become payable by Thorne to Parent upon termination of the Merger Agreement under specified circumstances.

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Interim Restrictions on Thorne’s Business Pending the Consummation of the Merger. The restrictions on the conduct of Thorne’s business prior to the consummation of the Offer and the Merger, including the requirement that Thorne conduct its business in the ordinary course, subject to specific limitations, which may delay or prevent Thorne from undertaking strategic initiatives before the consummation of the Offer and the Merger that, absent the Merger Agreement, Thorne might have pursued.

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Effects of the Merger Announcement. The continued potential effect of the announcement and pendency of the Transactions, including (1) effects on Thorne’s sales, employees, customers, operating results and stock price; (2) the impact on Thorne’s ability to attract and retain key management and sales and marketing personnel; and (3) the potential for litigation in connection with the Offer and the Merger.

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Termination Fee Payable by Thorne. The requirement that Thorne pay Parent a termination fee of $25,157,969 under certain circumstances following termination of the Merger Agreement, including if the Thorne Board terminates the Merger Agreement to accept a Superior Proposal. The Special Committee and the Thorne Board also each considered the potentially discouraging impact that this termination fee could have on another entity’s interest in making a competing proposal to acquire Thorne.

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The Buyer Parties’ Maximum Aggregate Liability. The Merger Agreement providing that the maximum aggregate liability of the Buyer Parties or any of their affiliates for breaches under the Merger Agreement, the Guaranty or the Equity Commitment Letter will not exceed, in the aggregate for all such breaches, an amount equal to $67,087,918.

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Taxable Consideration. The receipt of cash in exchange for shares of Thorne capital stock pursuant to the Offer and the Merger will be a taxable transaction for U.S. federal income tax purposes for many stockholders.

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Interests of Thorne’s Directors and Executive Officers. The interests that Thorne’s directors and executive officers may have in the Offer and the Merger that are different from, or in addition to, those of Thorne’s other stockholders. Such interests are more fully described in the section of this Schedule 14D-9 captioned “Item 3. Past Contracts, Transactions, Negotiations and Agreements.”

This foregoing factors are not meant to be exhaustive, and include only a summary of the material factors considered by each of the Special Committee and the Thorne Board in their consideration of the Merger Agreement and the Offer and the Merger. After considering these and other factors, the Special Committee and the Thorne Board each concluded that the potential benefits of the Offer and the Merger outweighed the uncertainties and risks. In light of the variety of factors considered by the Special Committee and the Thorne Board and the complexity of these factors, neither Special Committee and the Thorne Board found it practicable to, and did not, quantify or otherwise assign relative weights to the foregoing factors in reaching its respective determination and recommendations. Moreover, each member of the Special Committee and the Thorne Board applied his or her own personal business judgment to the process and may have assigned different relative weights to the different factors. The Special Committee and the Thorne Board adopted and approved the Merger Agreement and the Transactions based upon the totality of the information presented to, and considered by, each of the Special Committee and the Thorne Board.

Intent to Tender

To Thorne’s knowledge, after making reasonable inquiry, all of Thorne’s executive officers, directors, affiliates and subsidiaries currently intend to validly tender (and not withdraw) or cause to be validly tendered (and not withdrawn) pursuant to the Offer all Shares held of record or beneficially owned by such persons immediately prior to the expiration of the Offer, as it may be extended (other than Shares for which such holder does not have discretionary authority). Each director of Thorne (or such directors’ affiliate, including Mitsui, Helsinn International (U.S.) Corporation and Diversified Natural Products, Inc.), each executive officer of Thorne, certain other employees of Thorne, and Kirin entered into a Tender and Support Agreement in connection with the execution of the Merger Agreement, as described in the section of this Schedule 14D-9 captioned “—Tender and Support Agreements” pursuant to which they agreed to tender their respective Shares.

Certain Unaudited Prospective Financial Information

Thorne does not, as a matter of course, publicly disclose forecasts or internal projections as to its future performance, earnings or other results due to, among other reasons, the inherent uncertainty and subjectivity of the underlying assumptions and estimates, other than, from time to time, estimated ranges of certain expected financial results and operational metrics for the current year and certain future years in its regular earnings press releases and other investor materials. However, Thorne management regularly prepares and updates, and the Thorne Board regularly evaluates, prospective financial information as to Thorne’s future performance as part of its budget planning and long-term business plan.

Thorne is including in this Schedule 14D-9 certain unaudited prospective financial information (which we refer to as “Projections”) prepared by Thorne management and set forth below because it formed an important part of Thorne’s business plan and was presented to the Special Committee in connection with its consideration of the Transactions, other strategic alternatives available to Thorne and the other matters described in this Schedule 14D-9, was referred to by CG in connection with its financial analyses in connection with delivering its fairness opinion to the Special Committee and the Thorne Board in connection with such matters and was provided to the Buyer Parties and other potential counterparties to a potential strategic transaction involving Thorne to assist in their due diligence review during Thorne’s outreach process to solicit interest regarding a strategic transaction. For more information on the preparation and use of the Projections, please see the section of this Schedule 14D-9 captioned “ —Background of the Offer and the Merger.”

The following table presents the Projections:

($ millions) FYE December 31	FY2023B	FY2024F	FY2025F	FY2026F	FY2027F	FY2028F
Net Sales	$292.7	$394.7	$482.0	$593.8	$723.7	$832.5
Gross Profit	$153.5	$218.0	$275.0	$344.7	$423.9	$495.7
Operating Expense	($149.0)	($192.6)	($221.8)	($260.8)	($308.3)	($345.8)
Operating Income	$4.5	$25.4	$53.2	$83.9	$115.6	$149.8
Plus: Adjustments (1)	$27.6	$26.0	$27.7	$20.9	$20.9	$21.9
Adj. EBITDA	$32.1	$51.4	$81.0	$104.8	$136.5	$171.8

(1)	Includes depreciation and amortization, stock-based compensation, other income/(expense), non-cash lease expense, and one-time items.

The Projections were developed by Thorne management without giving effect to the consummation of the Merger and the other transactions contemplated by the Merger Agreement or undertaken in connection with the Transactions.

The Projections were not prepared with a view toward public disclosure or with a view toward complying with the published guidelines of the SEC regarding projections or generally accepted accounting principles in the United States (which we refer to as “GAAP”), or the guidelines established by the American Institute of Certified Public Accountants with respect to the Projections. In the view of Thorne’s management, the Projections have been reasonably prepared by Thorne management on bases reflecting the best available estimates and judgments of Thorne management of the future financial performance of Thorne and other matters covered thereby as of the date it was prepared. However, the information contained in the Projections is not fact and should not be relied upon as being necessarily indicative of future results. Furthermore, the Projections do not take into account the effect of any failure of the transactions contemplated by the Merger Agreement to be completed and should not be viewed as accurate or continuing in that context.

Although the Projections are presented with numerical specificity, they reflects numerous estimates and assumptions made by Thorne management with respect to industry performance, general business, economic, regulatory, market and financial conditions and other future events, as well as matters specific to Thorne’s business in each case as of the date it was prepared, all of which are difficult or impossible to predict accurately and many of which are beyond Thorne’s control. In particular, the Projections are based upon assumptions that include, but are not limited to: (1) the receipt by Thorne of certain required regulatory approvals from the U.S. Food and Drug Administration with respect to Thorne’s OneDraw device by end of 2023, and sales of Thorne’s OneDraw device beginning in 2024; (2) continued growth of Thorne’s business in China, with expansion across various channels; (3) stable relations between the U.S. and China; (4) a stable regulatory environment with respect to nutritional supplements in the U.S. and in China; and (5) growth of Thorne’s direct-to-consumer and e-commerce business in the U.S., based on consistent access to Thorne’s consumers via its growth marketing strategies. The Projections also reflect subjective judgment in many respects and thus are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. As such, the Projections constitute forward-looking information and are subject to many risks and uncertainties that could cause actual results to differ materially from the results estimated in the Projections, including, but not limited to, Thorne’s performance, industry performance, general business and economic conditions, customer and competitive trends, adverse changes in applicable laws, regulations or rules, and the various risks set forth in Thorne’s reports filed with the SEC. There can be no assurance that the Projections will be realized or that actual results will not be significantly higher or lower than estimated. The Projections cover several years and such information by its nature becomes less reliable with each successive year. In addition, the Projections will be affected by Thorne’s ability to achieve its strategic goals, objectives and targets over the applicable periods. The Projections reflect assumptions as to certain business decisions as of the date they were prepared that are subject to change. The Projections cannot, therefore, be considered a guarantee of future operating results, and this information should not be relied on as such. The inclusion of the Projections should not be regarded as an indication that Thorne, CG, the Buyer Parties, their respective officers, directors, affiliates, advisors, or other representatives or anyone who received this information then considered, or now considers, it a reliable prediction of future events, and this information should not be relied upon as such. The inclusion of the Projections should not be deemed an admission or representation by Thorne that Thorne views such Projections as material information; in fact, Thorne views the Projections as non-material because of the inherent risks and uncertainties associated with such long-range estimates. The inclusion of the Projections in this Schedule 14D-9 should not be regarded as an indication that the Projections will be necessarily predictive of actual future events. No representation has been or is made by Thorne or any other person regarding the Projections or Thorne’s ultimate performance compared to such information. The Projections should be evaluated, if at all, in conjunction with the historical financial statements and other information about Thorne contained in Thorne’s public filings with the SEC. In light of the foregoing factors, and the uncertainties inherent in the Projections, stockholders are cautioned not to place undue, if any, reliance on the Projections.

Neither Thorne’s independent auditor nor any other independent accountant has compiled, examined, or performed any procedures with respect to the Projections, nor have they expressed any opinion or any other form of assurance on such information or its achievability.

Adjusted EBITDA, as contained in the Projections, is a “non-GAAP financial measure,” which is a financial performance measure that is not calculated in accordance with GAAP. Non-GAAP financial measures should not be viewed as a substitute for GAAP financial measures, and may be different from non-GAAP financial measures used by other companies. Furthermore, there are limitations inherent in non-GAAP financial measures, because they exclude charges and credits that are required to be included in a GAAP presentation. Accordingly, non-GAAP financial measures should be considered together with, and not as an alternative to, financial measures prepared in accordance with GAAP. The summary of such information above is included solely to give stockholders access to the information that was made available to CG, the Special Committee, the Thorne Board, the Buyer Parties and other potential counterparties, and is not included in this Schedule 14D-9 in order to influence any stockholder to make any investment decision with respect to the Offer or the Merger, including whether or not to seek appraisal rights with respect to their Shares. Stockholders are cautioned not to rely on the Projections, as they may not be achieved whether or not the Offer or the Merger is completed.

Financial measures included in forecasts provided to a financial advisor and a board of directors (or a committee thereof) in connection with a business combination transaction, such as the Projections, are excluded from the definition of “non-GAAP financial measures” under applicable SEC rules and regulations. As a result, the Projections are not subject to SEC rules regarding disclosures of non-GAAP financial measures, which would otherwise require a reconciliation of a non-GAAP financial measure to a GAAP financial measure. Reconciliations of non-GAAP financial measures were not provided to or relied upon by the Special Committee, the Thorne Board, CG, the Buyer Parties or any other potential counterparties to a potential strategic transaction involving Thorne. Accordingly, no reconciliation of the financial measures included in the Projections is provided in this Schedule 14D-9.

In addition, the Projections have not been updated or revised to reflect information or results after the date it was prepared or as of the date of this Schedule 14D-9, and except as required by applicable securities laws, Thorne does not intend to update or otherwise revise the Projections or the specific portions presented to reflect circumstances existing after the date when made or to reflect the occurrence of future events, even in the event that any or all of the underlying assumptions are shown to be in error.

In light of the foregoing factors and the uncertainties inherent in the Projections, Thorne stockholders are cautioned not to place undue, if any, reliance on the Projections included in this Schedule 14D-9.

Opinion of Canaccord Genuity LLC

CG is acting as exclusive financial advisor to the Special Committee in connection with the Offer and the Merger. At a meeting of the Special Committee held on August 27, 2023, to evaluate the Offer and the Merger, CG delivered an oral opinion, which opinion was confirmed by delivery of a written opinion, dated August 27, 2023, to the effect that, as of that date and based upon and subject to certain assumptions, factors and qualifications set forth in the written opinion, the consideration of $10.20 per Share in cash, without interest, to be received by the holders of Shares (other than (1) Shares held by Thorne or any of its subsidiaries, (2) Shares owned by the Buyer Parties, including any Shares irrevocably accepted for payment by Purchaser in the Offer, or owned by any direct or indirect wholly owned subsidiary of the Buyer Parties, (3) Dissenting Shares, or (4) Shares held by any affiliate of Parent (which Shares described in the foregoing clauses (1)-(4), collectively, we refer to as the “Excluded Shares”)) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders. CG did not express any view on, and its opinion did not address, any other term or aspect of any other agreements or arrangements contemplated by the Merger Agreement or entered into in connection with the Offer or the Merger.

The full text of CG’s written opinion is attached to this Schedule 14D-9 as Annex A and is incorporated herein by reference. The description of CG’s opinion set forth in this Schedule 14D-9 is qualified in its entirety by reference to the full text of such opinion. Stockholders of Thorne are encouraged to read CG’s opinion carefully and in its entirety for a description of the various assumptions made, procedures followed, matters considered, and qualifications and limitations on the review undertaken by CG in connection with its opinion. CG’s opinion was addressed to the Special Committee and the Thorne Board, was only one of many factors considered by the Special Committee and the Thorne Board in their respective evaluation of the Offer and the Merger, and is limited to and addresses only the fairness, from a financial point of view and as of the date of the opinion, to the holders of Shares (other than the Excluded Shares) of the Offer Price to be received by such holders pursuant to the Merger Agreement. CG’s opinion does not address the relative merits of the Offer and the Merger as compared to other business strategies or transactions that might be available to Thorne, nor does it address the underlying business decision of Thorne to proceed with the Offer and the Merger or any view on another term or aspect of the Offer or the Merger. CG’s opinion was solely directed to and for the information of the Special Committee and the

Thorne Board (in their respective capacities as such) in connection with their evaluation of the Offer and the Merger and did not constitute advice or a recommendation to the Special Committee or the Thorne Board as to how the Special Committee or the Thorne Board should vote with respect to the Merger Agreement and does not constitute advice or a recommendation to any holder of Shares as to whether such holder should tender Shares in connection with the Offer, or how such person should otherwise act with respect to the Offer or the Merger or any other matter. CG’s opinion was rendered on the basis of securities, economic, market and monetary conditions prevailing as of August 27, 2023, the date of its opinion, and on the prospects, financial and otherwise, of Thorne known to CG as of such date. Subsequent developments may affect the conclusions expressed in CG’s opinion if such opinion were rendered as of a later date. CG disclaims any obligation to advise any person of any change in any manner affecting its opinion that may come to its attention after the date of its opinion. CG has not undertaken to reaffirm or revise its opinion or otherwise comment on any events occurring after the date of its opinion and does not have any obligation to update, revise or reaffirm its opinion.

In connection with CG’s review of the Offer and the Merger and developing the opinion described above, CG, among other things:

(i)	reviewed certain publicly available information relating to Thorne;

(ii)	reviewed certain internal historical financial statements and other historical financial and operating data concerning Thorne provided to CG by management of Thorne;

(iii)	reviewed the Projections and other estimates and data relating to Thorne prepared by management of Thorne that CG had been directed to utilize in its analysis;

(iv)	conducted discussions with members of senior management of Thorne regarding the past and current operations and financial condition and the prospects of Thorne;

(v)	reviewed financial and stock market data for certain companies, the securities of which are publicly traded, that CG deemed to be relevant to Thorne;

(vi)	reviewed certain financial terms of certain other acquisitions CG deemed to be relevant and comparable to the Offer and the Merger;

(vii)

reviewed the terms of the Merger Agreement furnished to CG by Thorne on August 27, 2023, which CG assumed, with the consent of the Special Committee and the Thorne Board, to be identical in all material respects to the agreement executed by the parties; and

(viii)

reviewed such other financial studies and analyses, performed such other investigations, and took into account such other matters as CG deemed necessary, including an assessment of general securities, economic, market and monetary conditions.

In connection with CG’s review and arriving at its opinion, CG did not independently verify any of the foregoing information, relied on such information, assumed that all such information was complete and accurate in all material respects, and relied on assurances of management of Thorne that they were not aware of any facts that would make such information misleading in any material respect. With respect to the Projections and other estimated and forward-looking information provided to CG by management of Thorne, CG assumed, with the consent of the Special Committee and the Thorne Board, that such Projections and other information had been reasonably prepared on bases reflecting the best currently available estimates and judgments of such management. At the direction of the Special Committee, CG used and relied on the Projections and such other information provided by management of Thorne for purposes of its analysis and opinion. CG expressed no view or opinion as to the Projections (or any such other information) or the assumptions on which they were based.

CG also assumed that (i) the Offer and the Merger will be consummated upon the terms set forth in the Merger Agreement, without waiver, modification or amendment of any material term, condition or agreement in the Merger Agreement which would be in any way meaningful to its analysis, (ii) the representations and warranties made by the parties to the Merger Agreement are and will be true and correct in all respects material to its analysis, and (iii) in the course of obtaining necessary governmental, regulatory and third party approvals and consents for the Offer and the Merger, no modification, delay, limitation, restriction or conditions would be imposed that would have an adverse effect on Thorne, the Buyer Parties or the contemplated benefits of the Offer and the Merger in any way meaningful to CG’s analysis. CG is not a legal, accounting, regulatory or tax expert and relied on the assessments made by Thorne and its advisors with respect to such matters.

CG’s opinion was limited to and addressed only the fairness, from a financial point of view, as of the date of the opinion, to the holders of Shares (other than the Excluded Shares) of the Offer Price to be received by such holders pursuant to the Merger Agreement. CG did not express any view on, and its opinion does not address, any other term or aspect of the Offer or the Merger, including, without limitation, the form or structure of the Offer or the Merger, or any terms or aspects of any agreement, arrangement or understanding to be entered into in connection with the Offer or the Merger or contemplated by the Merger Agreement. CG also expressed no opinion as to the fairness of the Offer or the Merger to the holders of any other class of securities, creditors or other constituencies of Thorne or any value that holders of Dissenting Shares may be entitled to receive.

CG’s opinion did not address the relative merits of the Offer and the Merger as compared to other business strategies or transactions that might be available to Thorne, nor does it address the underlying business decision of Thorne to proceed with the Offer and the Merger or any view on any other term or aspect of the Merger Agreement. CG did not consider, and CG did not express an opinion as to, the fairness of the amount or nature of any compensation to be paid to any of Thorne’s officers, directors or employees, or class of such persons, relative to the Offer Price to be paid to the holders of Shares or otherwise. Further, CG did not express any view or opinion as to in the future what the price or range of prices at which the Shares or any other securities may trade or otherwise be transferable, including following announcement of the Offer and the Merger.

CG was not requested to conduct, and did not conduct, nor did CG rely upon, any independent valuation or appraisal of any of the assets or liabilities of Thorne. CG also did not evaluate the solvency of any party to the Merger Agreement under any state, federal or other laws, rules or regulations relating to bankruptcy, insolvency or similar matters. In addition, CG assumed, with the consent of the Special Committee and the Thorne Board, that any material liabilities (contingent or otherwise, known or unknown) of Thorne are as set forth in the financial statements of Thorne provided to CG.

Summary of Financial Analyses

The following is a summary of the material financial analyses performed by CG in connection with rendering its opinion dated August 27, 2023, described above. The following summary, however, does not purport to be a complete description of the factors considered or financial analyses performed by CG, nor does the order of analyses described represent relative importance or weight given to those analyses by CG. Some of these summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of CG’s financial analyses. In performing its analyses, CG made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Thorne or any other parties to the Merger Agreement. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth below. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before August 25, 2023 (the last trading day immediately prior to delivery of CG’s opinion), and is not necessarily indicative of current market conditions.

Selected Public Companies Analysis. CG reviewed certain publicly available financial information for selected public companies that, based on its experience and professional judgment, share similar business characteristics to Thorne. No company utilized in the selected public companies analysis is directly comparable to Thorne and certain of these companies may have financial, business and/or operating characteristics that are materially different from those of Thorne. However, the companies were selected, among other reasons, because they are publicly-traded companies with businesses that, for purposes of CG’s analysis, may be considered similar to that of Thorne based on industry sector and financial profile.

Using publicly available information obtained from filings with the SEC, the Capital IQ database, and other public sources, CG calculated for each selected public company the following ratios and multiples: (i) total enterprise value (calculated as the market value of common equity determined using the treasury stock method, plus debt, less cash), as a multiple of last-twelve-month (which we refer to as “LTM”) earnings before interest, taxes, depreciation and amortization, and stock-based compensation (which we refer to as “Adjusted EBITDA”); (ii) total enterprise value as a multiple of calendar year 2023 estimated Adjusted EBITDA based on third-party research analyst consensus estimates; and (iii) total enterprise value as a multiple of calendar year 2024 estimated Adjusted EBITDA based on third-party research analyst consensus estimates. The selected public companies and their applicable multiples as of August 25, 2023, as well as the corresponding multiples for Thorne based on the closing price of the Shares on each of July 20, 2023 (the last trading day before market speculation regarding a potential transaction), and August 25, 2023, and information provided by Thorne management, were as follows:

Selected Companies	TEV / LTM Adjusted EBITDA	TEV / CY2023E Adjusted EBITDA	TEV / CY2024E Adjusted EBITDA
Consumer Health & Wellness:
Nestlé S.A.	16.5x	16.8x	15.3x
Kenvue Inc.	14.1x	13.3x	12.6x
Haleon plc	14.0x	14.1x	13.4x
Byhealth Co., Ltd.	12.6x	12.0x	10.7x
BellRing Brands, Inc.	19.4x	18.2x	16.2x
The Simply Good Foods Company	16.2x	14.6x	13.7x
Jamieson Wellness Inc.	10.4x	10.6x	9.1x
Digital Health:
Teladoc Health, Inc.	15.6x	13.6x	12.0x
Schrödinger, Inc.	NM	NM	NM
Hims & Hers Health, Inc.	NM	32.5x	18.5x
23andMe Holding Co.	NM	NM	NM
Thorne (as of July 20, 2023) Thorne (as of August 25, 2023)	10.3x 15.8x	11.4x 17.5x	6.5x 9.9x

(1)	“NM” means “not meaningful” and denotes EBITDA multiples that are negative or greater than 50x.
(2)	Adjusted EBITDA for Thorne is calculated as Adjusted EBITDA excluding non-cash and one-time items and employee retention tax credit as provided by Thorne management.

Based on this analysis for the selected public companies, CG selected the following representative multiple ranges based upon the application of its experience and professional judgment:

	Low(First Quartile)	High (Third Quartile)
TEV / LTM Adjusted EBITDA	13.7x	16.3x
TEV / CY2023E Adjusted EBITDA	13.3x	16.8x
TEV / CY2024E Adjusted EBITDA	12.0x	15.3x

(1)	Low and high multiple ranges were derived from the first and third quartile data points from the selected public companies analysis.

Based on its analysis and other considerations that CG deemed relevant in its experience and professional judgment, CG used these reference ranges of multiples and the adjusted EBITDA of Thorne (calculated as

Adjusted EBITDA excluding non-cash and one-time items and employee retention tax credit as provided by Thorne management) to derive a range of implied total enterprise values for Thorne of $387.1 to $786.1 million and a range of implied equity values for Thorne of $377.3 to $776.3 million. The implied equity value was calculated by subtracting debt and non-controlling interest and adding cash and investments as of June 30, 2023, in each case as provided by Thorne management and obtained from filings with the SEC, from the implied total enterprise value. CG also derived a range of implied per share equity values for Thorne (using the fully diluted shares of Thorne common stock of approximately 65.8 million determined using the treasury stock method as provided by Thorne management) which are summarized below:

Implied Price Per Share
TEV / LTM Adjusted EBITDA	$6.54 -7.82
TEV / 2023E Adjusted EBITDA	$5.74 -7.28
TEV / 2024E Adjusted EBITDA	$9.21 -11.80

Selected Precedent Transaction Analysis. CG performed a precedent transaction analysis, which attempts to imply the value of a company based on publicly available financial terms of selected transactions. CG selected the precedent transactions based on the similarity of products offered and markets served by the target company as compared to Thorne, as well as the financial position and other relevant financial metrics of the target companies, upon the application of its experience and professional judgment. Each of these transactions was publicly announced during or after August 2012.

Based on its review of the relevant metrics for each of the precedent transactions, CG calculated the multiples of implied total enterprise value to LTM Adjusted EBITDA for each of the target companies in the precedent transactions. For purposes of this analysis, CG utilized information regarding the precedent transactions obtained from filings with the SEC and other public sources. The selected precedent transactions and their applicable multiples, as well as the corresponding multiple for the proposed transaction based on Thorne’s LTM adjusted EBITDA for the period ended June 30, 2023, as provided by Thorne management, were as follows:

Announcement	Acquiror	Target	TEV / LTM Adjusted EBITDA

July 2023	Sanofi S.A.	Quten Research Institute LLC	NA

April 2023	Kirin Holdings Company, Limited	Blackmores Limited	23.1x

June 2022	Jamieson Wellness Inc.	Nutrawise Health & Beauty Corp.	10.0x

May 2022	Unilver plc	Nutraceutical Wellness LLC	NA

February 2022	Nestlé S.A.	Orgain LLC	NA

December 2021	Gryphon Investors Inc.	Metagenics, Inc.	NA

April 2021	Nestlé S.A.	The Bountiful Company (core brands)	16.8x

December 2020	Alliance Pharma plc	Biogix, Inc.	15.7x

December 2020	Unilever plc	Smarty Pants Vitamins, Inc.	NA

November 2020	Bayer AG	Noho Health, Inc.	NA

Announcement	Acquiror	Target	TEV / LTM Adjusted EBITDA

October 2020	Jarrow Formula, Inc.	Natrol, LLC	NA

June 2020	Nestlé S.A.	Vital Proteins LLC	NA
April 2019	Unilever plc	Olly Public Benefit Corporation	NA

April 2018	The Procter & Gamble Company	Merck KGaA (consumer health business)	19.5x

March 2018	The Clorox Company	Nutranext LLC	NA

December 2017	Nestlé S.A.	Atrium Innovations Inc.	NA

July 2017	KKR & Co. Inc.	The Natures Bounty Co.	NA

May 2017	HGGC LLC	Nutraceutical International Corp.	9.2x

May 2016	The Clorox Company	Renew Life Formulas, Inc.	NA

September 2015	Biostime Healthy Australia Pty Ltd.	Swisse Wellness Pty Ltd.	10.2x

November 2013	Permira Advisers Ltd.	Atrium Innovations Inc.	10.8x

November 2012	Reckitt Benckiser Group plc	Schiff Nutrition International, Inc.	17.0x

August 2012	Church & Dwight Co., Inc.	Avid Health, Inc.	11.2x

		Proposed Transaction	21.2x

(1)	“NA” denotes LTM Adjusted EBITDA statistic not publicly available.
(2)	Adjusted EBITDA for Thorne is calculated as Adjusted EBITDA excluding non-cash and one-time items and employee retention tax credit as provided by Thorne management.

CG selected a representative range of multiples derived from the first and third quartile data points for the precedent transactions of 10.4x to 17.0x based upon the application of its experience and professional judgment. Based on its analysis and other considerations that CG deemed relevant in its experience and professional judgment, CG used this reference range of multiples and the LTM adjusted EBITDA of Thorne (assumed for purposes of this analysis to be the LTM ended June 30, 2023, as provided by Thorne management) to derive a range of implied total enterprise values for Thorne of $332.9 to $545.2 million and a range of implied equity values for Thorne of $323.1 to $535.4 million. The implied equity value was calculated by subtracting debt and non-controlling interest and adding cash and investments as of June 30, 2023, in each case as provided by Thorne management and obtained from filings with the SEC, from the implied total enterprise value. CG also derived a range of implied per share equity values for Thorne (using the fully diluted shares of Thorne common stock of approximately 65.8 million determined using the treasury stock method as provided by Thorne management) of $4.91 to $8.14.

Discounted Cash Flow Analysis. CG conducted a discounted cash flow analysis for Thorne for the purpose of calculating a range of equity values per share of Thorne common stock. A discounted cash flow analysis is a method of evaluating an asset using estimates of the future unlevered free cash flows generated by the asset and taking into consideration the time value of money with respect to those future cash flows by calculating their net present value. For purposes of this analysis, CG utilized the Projections to determine the unlevered free cash flows of Thorne for the six months ending December 31, 2023, and calendar years 2024 through 2028. Unlevered free cash flows were calculated by taking operating income after tax, adding back depreciation and amortization and stock-based compensation (with respect to existing restricted stock units), subtracting capital expenditures (including partnerships), and adjusting for changes in net working capital, in each case as provided by Thorne management.

CG calculated the net present value of the unlevered free cash flows for Thorne for the six months ending December 31, 2023, and calendar years 2024 through 2028 and calculated terminal values in the year 2028 based on a terminal perpetual growth rate ranging from 2.0% to 3.5%. CG selected these terminal perpetual growth rates based upon the application of its experience and professional judgment. These values were discounted to net present values at a discount rate ranging from 11.0% to 15.0%, which range of discount rates was selected based upon the application of CG’s experience and professional judgment, to reflect Thorne’s estimated range of weighted average cost of capital. Based on this analysis, CG derived a range of implied total enterprise values for Thorne of $432.0 to $790.9 million and a range of implied equity values for Thorne of $422.2 to $781.1 million. The implied equity value was calculated by subtracting debt and non-controlling interest and adding cash and investments as of June 30, 2023, and obtained from filings with the SEC, in each case as provided by Thorne management, from the implied total enterprise value. CG also derived a range of implied per share equity values for Thorne of $6.42 to $11.88 (using the fully diluted shares of Thorne common stock of approximately 65.8 million determined using the treasury stock method as provided by Thorne management), which range was based on the high and low data points from the analysis.

Other Information

CG observed certain additional factors that were not considered part of its financial analyses for purposes of its opinion but were noted to the Special Committee and the Thorne Board for reference purposes only, including the following:

•

Historical trading prices of shares of Thorne common stock during the 52-week period ended August 25, 2023, which reflected low to high closing prices of the shares during such period of $3.50 per share on November 14, 2022, to $8.35 per share on August 21, 2023.

•

The consideration of $10.20 per Share represented: (i) a premium of 30.6% to the closing price of $7.81 on August 25, 2023; (ii) a premium of 93.5% to the unaffected closing price of $5.27 on July 20, 2023; (iii) a premium of 50% to the volume weighted average trading price of $6.80 for the 30 trading days ended on August 25, 2023; (iv) a premium of 112.7% to the unaffected volume weighted average trading price of $4.79 for the 30 trading days ended on July 20, 2023; (v) a premium of 117.5% to the unaffected volume weighted average trading price of $4.69 for the 60 trading days ended on July 20, 2023; (vi) a premium of 22.2% to the 52-week high closing price of $8.35 on August 21, 2023; and (vii) a premium of 191.4% to the 52-week low closing price of $3.50 on November 14, 2022.

•

Premiums paid in 238 selected acquisitions of public U.S. companies since 2018 across all industries with equity purchase prices between $250 million and $1.0 billion (excluding de-SPAC transactions), for which premium data was available. The premiums in this analysis were calculated by comparing the per share acquisition price in each transaction to the closing price of the target company’s common stock for the date one day prior to announcement and the volume weighted average price per share of the target’s common stock for the 30 days prior to announcement. This data is set forth below as compared to the implied premium to Thorne common stock based on the Offer Price of $10.20 per share:

	Premiums to Target Stock Price
	1-Day Prior	30-Day VWAP
Third Quartile	47.2%	52.5%
Median	40.8%	42.3%
Mean	28.6%	32.2%
First Quartile	15.1%	15.5%
Thorne Stock Price(1)	$5.27	$4.79
Implied Offer Price Premium	93.5%	112.7%

(1)	Stock price and volume weighted average trading prices as of July 20, 2023 (the last trading day before market speculation regarding a potential transaction).

General

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying CG’s opinion. In arriving at its fairness determination, CG considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, CG made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses, taken as a whole. No company or transaction used in the above analyses as a comparison is directly comparable to Thorne or the Offer and the Merger. The reasons for and the circumstances surrounding each of the selected companies and transactions analyzed were diverse and there are inherent differences in the business, operations, financial condition and prospects of Thorne and the companies included in those analyses.

CG prepared these analyses for purposes of providing its opinion to the Special Committee and the Thorne Board as to the fairness, from a financial point of view, as of the date of the opinion, to the holders of Shares (other than the Excluded Shares) of the Offer Price to be received by such holders pursuant to the Merger Agreement. These analyses do not purport to be appraisals, nor do they necessarily reflect the prices at which businesses or securities actually may be sold.

The Offer Price was determined through negotiations between Thorne and the Buyer Parties and was approved by the Thorne Board. CG provided advice to the Special Committee during these negotiations. CG, however, did not recommend any specific amount of consideration to Thorne, the Special Committee or the Thorne Board or that any specific amount of consideration constituted the only appropriate consideration for the Offer and the Merger.

As described above, CG’s opinion to the Thorne Board was one of many factors taken into consideration by the Thorne Board in making its determination to approve the Merger Agreement. The foregoing summary does not purport to be a complete description of the factors considered or financial analyses performed by CG in connection with its opinion and is qualified in its entirety by reference to the full text of the written opinion of CG attached to this Schedule 14D-9 as Annex A. The issuance of CG’s opinion was approved by a fairness committee of CG.

CG, as part of its investment banking activities, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. In the ordinary course of business, CG and its affiliates may acquire, hold or sell, for its and its affiliates’ own accounts and the accounts of customers, equity, debt and other securities and financial instruments (including bank loans and other obligations) of Thorne, the Buyer Parties, certain of their respective affiliates, and any other company that may be involved in the Offer or the Merger. CG acted as financial advisor to Thorne in connection with the Offer and the Merger. Other than as related to such engagement, CG has not provided any investment banking or other financial advisory services to any of L Catterton, the Buyer Parties or Thorne during the two years preceding the date of its opinion for which CG received fees. CG may provide investment banking and other services to or with respect to L Catterton, the Buyer Parties or Thorne, or their respective affiliates, in the future, for which CG may receive compensation.

The Special Committee determined to engage CG as its financial advisor based on CG’s qualifications, expertise, reputation and experience, its knowledge of Thorne and the industry in which Thorne operates and the recommendation of management. Pursuant to the terms of such engagement, Thorne agreed to pay CG fees for its services in connection with the Offer and the Merger in an aggregate amount of approximately $11 million as follows: (i) $50,000 payable upon signing of the engagement letter; (ii) $25,000 payable on each of 90 days and 180 days (if applicable) following signing of the engagement letter; (iii) $1 million payable upon delivery by CG of its opinion dated August 27, 2023; and (iv) the remainder contingent upon consummation of the Offer. In addition, Thorne has agreed to reimburse CG for certain expenses and to indemnify CG and related persons for certain liabilities relating to or arising out of its engagement.

Item 5. Persons/Assets, Retained, Employed, Compensated or Used

Solicitations or Recommendations

Information pertaining to the retention of CG is found under the section of this Schedule 14D-9 captioned “Item 4. The Solicitation or Recommendation—Opinion of Canaccord Genuity LLC” and is incorporated by reference.

Except as set forth above, neither Thorne nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to Thorne stockholders on Thorne’s behalf with respect to the Offer or related matters.

Item 6. Interest in Securities of the Subject Company

Securities Transactions

No transactions with respect to Shares have been effected during the 60 days prior to the date of this Schedule 14D-9 by Thorne or, to Thorne’s knowledge after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries.

Item 7. Purposes of the Transaction and Plans or Proposals

Subject Company Negotiations

Except as indicated in this Schedule 14D-9, Thorne is not undertaking or engaged in any negotiations in response to the Offer that relate to (1) a tender offer for or other acquisition of Thorne’s securities by Thorne, Thorne’s subsidiaries or any other person; (2) any extraordinary transaction, such as a merger, reorganization or liquidation, involving Thorne or Thorne’s subsidiaries; (3) any purchase, sale or transfer of a material amount of assets of Thorne or any subsidiary of Thorne; or (4) a material change in the present dividend rate or policy, indebtedness or capitalization of Thorne.

Except as set forth in this Schedule 14D-9, there are no transactions, resolutions of the Thorne Board, agreements in principle or signed contracts that were entered into in response to the Offer that relate to, or would result in, one or more of the matters referred to in the immediately preceding paragraph of this Item 7.

Item 8. Additional Information

Golden Parachute Compensation

See the section of this Schedule 14D-9 captioned “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Golden Parachute Compensation.”

Conditions to the Offer

The information set forth in Section 15 “Certain Conditions of the Offer” in the Offer to Purchase is incorporated in this Schedule 14D-9 by reference.

See the section of this Schedule 14D-9 captioned “Item 2. Tender Offer” for additional information.

Regulatory Approvals

Under the HSR Act, certain transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the U.S. Department of Justice (which we refer to as the “Antitrust Division”) and the Federal Trade Commission (which we refer to as the “FTC”) and certain waiting period requirements have expired or been terminated. These requirements apply to Purchaser’s acquisition of the Shares in the Offer. Under the HSR Act, each of Thorne and L Catterton X Offshore, L.P. is required to file an HSR Filing with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer. Thorne and L Catterton X Offshore, L.P. each filed their respective HSR Act notification forms on September 11, 2023 and we expect that the 15-day waiting period will expire at 11:59 p.m., Eastern time, on September 26, 2023, unless terminated early or otherwise extended. The expiration or termination of the waiting period (and any extension thereof) is a condition to the Offer.

Appraisal Rights

Holders or beneficial owners, as the case may be, of Shares will not have appraisal rights in connection with the Offer. However, if the Offer is successful and the Merger is consummated, if certain conditions are met, holders and beneficial owners of Shares immediately prior to the Effective Time who have not tendered in the Offer and who otherwise comply with the applicable procedures under Section 262 of the DGCL may be entitled to appraisal rights for the “fair value” of their Shares in accordance with Section 262 of the DGCL. Although the availability of appraisal rights depends on the Merger being consummated, persons who wish to exercise such appraisal rights must do so no later than the time of the consummation of the Offer, even though the Merger will not have been consummated as of such time.

The following discussion is not a complete statement of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262 of the DGCL, which is publicly available and can be accessed without subscription or cost at the following website, which is incorporated herein by reference: https://delcode.delaware.gov/title8/c001/sc09/index.html#262. All references in Section 262 of the DGCL and in this summary to a “stockholder” are to the record holder of Shares immediately prior to the Effective Time as to which appraisal rights are asserted, unless otherwise expressly noted herein. All references in Section 262 of the DGCL and in this summary to the words “beneficial owner” mean a person who is the beneficial owner of shares of stock held either in voting trust or by a nominee on behalf of such person, unless otherwise expressly noted. All references in Section 262 of the DGCL and in this summary to the word “person” mean any individual, corporation, partnership, unincorporated association or other entity, unless otherwise expressly noted. The following summary is for informational purposes only with respect to the alternatives of the Thorne stockholders and beneficial owners if the Merger is consummated, and does not constitute any legal or other advice nor does it constitute a recommendation that persons exercise appraisal rights under Section 262 of the DGCL. In the event of any inconsistency between the information contained in this summary, this Schedule 14D-9, or any of the documents incorporated herein or therein by reference, and the actual text of Section 262 of the DGCL, the actual text of Section 262 of the DGCL controls.

Any stockholder or beneficial owner contemplating the exercise of such appraisal rights should carefully review the provisions of Section 262 of the DGCL, which is available at the following website that is incorporated herein by reference: https://delcode.delaware.gov/title8/c001/sc09/index.html#262, particularly the procedural steps required to properly demand appraisal and perfect such rights. Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights will result in the loss of such rights.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h) of the DGCL, either a constituent corporation before the effective date of the merger, or the surviving corporation of the merger within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice either a copy of Section 262 of the DGCL or information directing the stockholders to a publicly available electronic resource at which Section 262 of the DGCL may be accessed without subscription or cost. This Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL. Any holder or beneficial owner of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so, should review the following discussion and Section 262 of the DGCL carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights under the DGCL.

Any stockholder or beneficial owner wishing to exercise appraisal rights is urged to consult legal counsel before attempting to exercise such rights.

Stockholders or beneficial owners who have validly tendered (and not validly withdrawn) their Shares pursuant to the Offer will not be entitled to exercise appraisal rights with respect thereto but rather will receive the Offer Price for such Shares, subject to the satisfaction or waiver of the conditions of the Offer and Purchaser’s acceptance for purchase of such validly tendered (and not validly withdrawn) Shares.

This summary of appraisal rights under the DGCL is not complete and is qualified in its entirety by reference to Section 262 of the DGCL, which is publicly available and can be accessed without subscription or cost at the following website, which is incorporated herein by reference: https://delcode.delaware.gov/title8/c001/sc09/index.html#262.

Under the DGCL, if the Merger is effected and certain ownership thresholds set forth in Section 262 of the DGCL are satisfied, holders or beneficial owners of Shares immediately prior to the Effective Time who (1) did not tender such Shares in the Offer; (2) are entitled to appraisal rights under Section 262 of the DGCL; (3) follow the procedures set forth in Section 262 of the DGCL; and (4) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose, waive or fail to perfect their appraisal rights may be entitled to have such Shares appraised by the Delaware Court of Chancery and to receive payment of the “fair value” of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value, as discussed further below. The “fair value” as determined by such court could be greater than, less than or the same as the Offer Price.

If a stockholder or beneficial owner elects to exercise appraisal rights under Section 262 of the DGCL with respect to Shares held or beneficially owned, as applicable, immediately prior to the Effective Time, such stockholder or beneficial owner must do all of the following:

•

within the later of the consummation of the Offer, which shall occur on the date on which acceptance of Shares occurs, which is expected to be October 12, 2023 (unless Purchaser extends the Offer pursuant to the terms of the Merger Agreement), and 20 days after the giving of this Schedule 14D-9, the date of such delivery being September 14, 2023, deliver to Thorne a written demand for appraisal of Shares held or beneficially owned, which demand must reasonably inform Thorne of the identity of the stockholder and that the stockholder is demanding appraisal;

•

for appraisal made by a beneficial owner, the demand must reasonably identify the record holder of the Shares for which the demand is made, be accompanied by documentary evidence of such beneficial owner’s beneficial ownership of such Shares and a statement that such documentary evidence is a true and correct copy of what it purports to be, and provide an address at which such beneficial owner consents to receive notices given by Thorne and to be set forth on the Verified List (as defined below));

•	not tender such Shares in the Offer; and

•	continuously hold of record or beneficially own such Shares from the date on which the written demand for appraisal is made through the Effective Time.

All written demands for appraisal should be addressed to:

Thorne HealthTech, Inc.

152 W. 57th Street

New York, New York 10019

Attention: Corporate Secretary

The right to appraisal will be lost unless it is perfected by full and precise satisfaction of the requirements of Section 262 of the DGCL, the text of which is available at the following website:

https://delcode.delaware.gov/title8/c001/sc09/index.html#262 . Mere failure to execute and return a Letter of Transmittal to the paying agent, or failure to deliver Share certificates to the paying agent, as the case may be, does NOT satisfy the requirements of Section 262 of the DGCL. Rather, a separate written demand for appraisal must be properly executed and delivered to Thorne as described herein and in accordance with Section 262 of the DGCL.

As provided under Section 262 of the DGCL, failure of a stockholder or beneficial owner to make a written demand for appraisal within the time limits provided in Section 262 of the DGCL will result in the loss of such stockholder’s or beneficial owner’s appraisal rights.

For demands made by a record holder, we request that the demand be executed fully and correctly by such holder as such holder’s name appears on the certificate(s) for the Shares owned by such holder (or, in the case of uncertificated shares, as such holder’s name appears on the records of Thorne). An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a holder of record. However, the agent must identify the record owner(s) and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the record owner(s).

A record holder, such as a broker, bank, fiduciary, depository or other nominee, who holds Shares as a nominee for several beneficial owners may exercise appraisal rights with respect to the Shares held for one or more beneficial owners while not exercising such rights with respect to the Shares held for other beneficial owners. In such case, the written demand must set forth the number of Shares covered by the demand. Where the number of Shares is not expressly stated, the demand will be presumed to cover all Shares held in the name of the record owner.

A beneficial owner may demand appraisal, in his, her or its own name, of such beneficial owner’s Shares, provided that (i) such beneficial owner continuously owns such Shares through the Effective Time and (ii) the demand made by such beneficial owner reasonably identifies the holder of record of the Shares for which the demand is made, and is accompanied by documentary evidence of such beneficial owner’s beneficial ownership of Shares and a statement that such documentary evidence is a true and correct copy of what it purports to be, and provides an address at which such beneficial owner consents to receive notices given by the Surviving Corporation under Section 262 and to be set forth on the Verified List (defined below).Within 120 days after the Effective Time, but not thereafter, the Surviving Corporation, or any holder or beneficial owner of Shares who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262 of the DGCL may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery demanding a determination of the value of the Shares held by all holders who did not tender in the Offer and properly demanded appraisal of such Shares. If no such petition is filed within that 120-day period, appraisal rights will be lost for all holders and beneficial owners of Shares who had previously demanded appraisal of their Shares. Thorne (or the Surviving Corporation) is under no obligation to, and has no present intention to, file a petition and holders and beneficial owners should not assume that Thorne will file a petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the holders or beneficial owners of Shares to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period prescribed in Section 262 of the DGCL.

Notwithstanding the foregoing, at any time within 60 days after the Effective Time, any person entitled to appraisal rights who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such person’s demand for appraisal and to accept the terms offered upon the Merger.

Within 120 days after the Effective Time, any holder or beneficial owner of Shares who has complied with the requirements of Section 262 of the DGCL will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares not tendered into and accepted for purchase in the Offer and with respect to which demands for appraisal have been received and the aggregate number of stockholders or beneficial owners holding or owning such Shares (provided that, where a beneficial owner makes a demand pursuant to paragraph (d)(3) of Section 262, the record holders of such Shares shall not be considered a separate stockholder holding such Shares for purposes of such aggregate number). Such statement must be given within 10 days after a written request therefor has been received by the Surviving Corporation or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later.

Upon the filing of such petition by any such holder or beneficial owner of Shares, service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days after such service to file with the Register in Chancery of the Delaware Court of Chancery (which we refer to as the “Delaware Register in Chancery”) a duly verified list (which we refer to as the “Verified List”) containing the names and addresses of all stockholders and beneficial owners who have demanded payment for their Shares and with whom agreements as to the value of their Shares have not been reached. Upon the filing of any such petition, the Delaware Court of Chancery may order that notice of the time and place fixed for the hearing on the petition be mailed to the Surviving Corporation and all of the stockholders and beneficial owners shown on the Verified List at the addresses stated therein. The costs of these notices are borne by the Surviving Corporation.

After notice to the stockholders and beneficial owners as required by the Delaware Court of Chancery, the Delaware Court of Chancery is empowered to conduct a hearing on the petition to determine those stockholders and beneficial owners who have complied with Section 262 of the DGCL and who have become entitled to appraisal rights thereunder. The Delaware Court of Chancery may require the persons who demanded payment for their Shares and who hold stock represented by certificates to submit their stock certificates to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceeding and, if any stockholder fails to comply with the direction, the Delaware Court of Chancery may dismiss the proceedings as to that person.

The Delaware Court of Chancery will dismiss appraisal proceedings as to all stockholders and beneficial owners who assert appraisal rights unless (1) the total number of Shares for which appraisal rights have been pursued and perfected exceeds one percent of the Shares as measured in accordance with subsection (g) of Section 262 of the DGCL or (2) the value of the Offer Price in respect of the Shares for which appraisal rights have been pursued and perfected exceeds $1,000,000. We refer to these conditions as the “ownership thresholds.”

After the Delaware Court of Chancery determines which stockholders or beneficial owners, as the case may be, are entitled to appraisal and that at least one of the ownership thresholds above has been satisfied in respect of the stockholders and beneficial owners seeking appraisal rights, the appraisal proceeding will be conducted in accordance with the rules of the Delaware Court of Chancery, including any rules specifically governing appraisal proceedings. Through the appraisal proceeding, the Delaware Court of Chancery will determine the fair value of the Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Delaware Court of Chancery in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at five percent over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment. However, the Surviving Corporation has the right, at any time prior to the Delaware Court of Chancery’s entry of judgment in the proceedings, to make a voluntary cash payment to each stockholder or beneficial owner seeking appraisal. If the Surviving Corporation makes a voluntary cash payment pursuant to subsection (h) of Section 262 of the DGCL, interest will accrue thereafter only on the sum of (1) the difference, if any, between the amount paid by the Surviving Corporation in such voluntary cash payment and the fair value of the Shares as determined by the Delaware Court of Chancery and (2) interest accrued before such voluntary cash payment, unless paid at that time.

In determining fair value, the Delaware Court of Chancery will take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that, in making this determination of fair value, the Delaware Court of Chancery must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger[.]” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

Stockholders and beneficial owners considering seeking appraisal should be aware that the fair value of their Shares as so determined by the Delaware Court of Chancery could be more than, the same as or less than the Offer Price, and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, “fair value” under Section 262 of the DGCL. Although Thorne believes that the Offer Price is fair, no representation is made as to the outcome of any appraisal of fair value as determined by the Delaware Court of Chancery. Neither the Buyer Parties nor Thorne anticipates offering more than the Offer Price to any stockholder exercising appraisal rights, and the Buyer Parties and Thorne reserve the rights to make the voluntary cash payment contemplated in subsection (h) of Section 262 of the DGCL and to assert, in any appraisal proceeding, that for purposes of Section 262 of the DGCL, the fair value of a Share is less than the Offer Price.

Upon application by the Surviving Corporation or by any holder or beneficial owner of Shares entitled to participate in the appraisal proceeding, the Delaware Court of Chancery may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders or beneficial owners entitled to an appraisal. Any holder or beneficial owner of Shares whose name appears on the Verified List and, if such Shares are represented by certificates and if so required, who has submitted such stockholder’s certificates of stock to the Delaware Register in Chancery, may participate fully in all proceedings until it is finally determined that such stockholder or beneficial owner is not entitled to appraisal rights.

The Delaware Court of Chancery will direct the payment of the fair value of the Shares, together with interest, if any, by the Surviving Corporation to the stockholders and beneficial owners entitled thereto. Payment will be so made to each such stockholder or beneficial owner upon such terms and conditions as the Delaware Court of Chancery may order. The Delaware Court of Chancery’s decree may be enforced as other decrees in such Court may be enforced.

The costs of the action may be determined by the Delaware Court of Chancery and taxed upon the parties as the Delaware Court of Chancery deems equitable. Upon application of a stockholder or beneficial owner whose name appears on the Verified List who participated in the proceeding and incurred expenses in connection therewith (which we refer to as an “Application”), the Delaware Court of Chancery may order all or a portion of such expenses, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts, to be charged pro rata against the value of all the Shares entitled to appraisal that were not dismissed pursuant to the terms of Section 262 of the DGCL or subject to an award pursuant to a Reservation (defined below). In the absence of an order, each party bears its own expenses.

Any stockholder or beneficial owner who has duly demanded and perfected appraisal rights for Shares in compliance with Section 262 of the DGCL will not, after the Effective Time, be entitled to vote such Shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except dividends or other distributions payable to holders of record of Shares as of a date or time prior to the Effective Time.

If no petition for appraisal is filed with the Delaware Court of Chancery within 120 days after the Effective Time, or if neither of the ownership thresholds is met, stockholders’ rights to appraisal shall cease, and all holders of Shares will be entitled to receive the Offer Price. Inasmuch as Thorne has no obligation to file such a petition and has no present intention to do so, any holder of Shares who desires such a petition to be filed is advised to file it on a timely basis. Any stockholder or beneficial owner may withdraw such stockholder’s or beneficial owner’s demand for appraisal by delivering to Thorne a written withdrawal of its demand for appraisal and acceptance of the Offer Price, except that (i) any such attempt to withdraw made more than 60 days after the Effective Time will require written approval of Thorne and (ii) no appraisal proceeding in the Delaware Court of Chancery shall be dismissed as to any person without the approval of the Delaware Court of Chancery, and such approval may be conditioned upon such terms as the Delaware Court of Chancery deems just, including, without limitation, a reservation of jurisdiction for any Application (which we refer to as a “Reservation”). However, notwithstanding the foregoing, any person who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw such person’s demand for appraisal and accept the terms offered upon the Merger within 60 days after the Effective Time.

If any stockholder or beneficial owner who demands appraisal of Shares under Section 262 of the DGCL fails to perfect, successfully withdraws or loses such holder’s or beneficial owner’s right to appraisal, the Shares will be deemed to have been converted at the Effective Time into the right to receive the Offer Price therefor, without interest.

The foregoing summary of the rights of stockholders and beneficial owners of Thorne to seek appraisal rights under Delaware law does not purport to be a complete statement of the procedures to be followed by the stockholders and beneficial owners of Thorne desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL. A copy of Section 262 of the DGCL is provided at the following publicly-available web address, which is maintained on behalf of the state of Delaware and is free to use without subscription or cost: https://delcode.delaware.gov/title8/c001/sc09/#262.

Business Combination Statute

Section 203 of the DGCL generally prohibits an “interested stockholder” (generally defined as a person who, together with its affiliates and associates, beneficially owns 15% or more of a corporation’s outstanding “voting stock” (as such term is defined in Section 203 of the DGCL)) from engaging in a “business combination” (which includes a merger, consolidation, a sale of a significant amount of assets and a sale of stock) with certain Delaware corporations for three years following the time such person became an interested stockholder, unless:

•

before such person became an interested stockholder, the board of directors of the corporation approved either the business combination or the transaction in which the interested stockholder became an interested stockholder;

•

upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding, only for purposes of determining the number of shares of voting stock outstanding (but not for determining the number of shares of outstanding voting stock owned by the interested stockholder), stock held by (1) directors who are also officers and (2) employee stock plans that do not allow plan participants to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer);

•

following the transaction in which such person became an interested stockholder, the business combination is (1) approved by the board of the corporation and (2) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2⁄3%, or two-thirds, of the outstanding voting stock of the corporation which is not owned by the interested stockholder; or

•	the business combination is with an interested stockholder who became an interested stockholder at a time when the restrictions contained in Section 203 of the DGCL did not apply.

In connection with its approval of the Merger Agreement, the Offer and the Merger, the Thorne Board adopted a resolution approving the Merger Agreement and the Transactions, including the Support Agreement, the Offer and the Merger for purposes of Section 203 of the DGCL, and a resolution to elect to not be subject to, and to not cause Thorne to avail itself of, any state, federal or foreign anti-takeover law that is or purports to be applicable to the Transactions.

Stockholder Approval of the Merger Not Required

Following careful consideration, on August 27, 2023, the Special Committee and the Thorne Board each unanimously (1) determined that the terms of the Transactions, including the Offer and the Merger, are fair to, and in the best interests of, Thorne and its stockholders; (2) determined that it is in the best interests of Thorne and its stockholders to enter into, and declared advisable, the Merger Agreement; (3) approved the execution and delivery by Thorne of the Merger Agreement, the performance by Thorne of its covenants and agreements contained therein and the consummation of the Offer, the Merger and the other Transactions, upon the terms, and subject to the conditions, contained therein; and (4) resolved to recommend, respectively, that the Thorne Board approve and adopt the Merger Agreement and that the Thorne stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

Section 251(h) of the DGCL provides that, following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the stock irrevocably accepted for purchase or exchange pursuant to such offer and received by the depositary prior to the expiration of such offer, together with stock otherwise owned by the acquirer and its affiliates and any rollover stock, equals at least the amount of shares of each class of stock of the target corporation that would otherwise be required to approve a merger for the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, then the acquirer can effect a merger without the action of the other stockholders of the target corporation. Accordingly, if Purchaser consummates the Offer, Purchaser will be able to effect the Merger after consummation of the Offer pursuant to Section 251(h) of the DGCL, without a vote by Thorne’s stockholders.

Annual and Quarterly Reports

For additional information regarding the business and the financial results of Thorne, please see (1) Thorne’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, filed with the SEC on March 31, 2023; (2) Thorne’s Quarterly Report on Form 10-Q for the three months ended June 30, 2023, filed with the SEC on August 9, 2023; and (3) all similar reports subsequently filed by Thorne.

Cautionary Statements Regarding Forward-Looking Statements

This Schedule 14D-9, the documents to which we refer you in this Schedule 14D-9 and information included in oral statements or other written statements made or to be made by us or on our behalf contain “forward-looking statements” that do not directly or exclusively relate to historical facts, including, without limitation, statements relating to the consummation of the Transactions. You can typically identify forward-looking statements by the use of forward-looking words, such as “may,” “should,” “could,” “project,” “believe,” “anticipate,” “expect,” “estimate,” “continue,” “potential,” “plan,” “forecast” and other words of similar import. Thorne stockholders are cautioned that any forward-looking statements are not guarantees of future performance and may involve significant risks and uncertainties, and that actual results may vary materially from those in the forward-looking statements. These risks and uncertainties include, but are not limited to, the risks detailed in our filings with the SEC, including in our most recent filings on Forms 10-K and 10-Q, factors and matters described or incorporated by reference in this Schedule 14D-9, and the following factors:

•

the inability to complete the Transactions due to the failure of holders of Shares to accept the Offer and tender their Shares to Purchaser pursuant to the Offer or the failure to satisfy the other conditions to the consummation of the Offer and the Merger, including, but not limited to, receipt of required regulatory approvals;

•	the risk that the Merger Agreement may be terminated in certain circumstances that require Thorne to pay Parent a termination fee of $25,157,969;

•

the risk that the equity commitment under the Equity Commitment Letter plus the cash on hand at Thorne may be insufficient to fully fund the aggregate value of the Offer and the Merger and to pay the fees, expenses and other amounts required to be paid in connection with the consummation of the Merger, including all the fees and expenses of the Buyer Parties and Thorne as of the Closing Date;

•	the outcome of any legal proceeding that may be instituted against Thorne and others related to the Merger Agreement;

•	risks that the Transactions disrupt Thorne’s current operations or affect Thorne’s ability to retain or recruit key employees;

•

that, if the Transactions are completed, Thorne stockholders will forgo the opportunity to realize the potential long-term value of the successful execution of Thorne’s current strategy as an independent public company;

•	that under the terms of the Merger Agreement, Thorne is unable to solicit other acquisition proposals during the pendency of the Transactions;

•	the effect of the announcement or pendency of the Transactions on Thorne’s business relationships, operating results and business generally;

•	the amount of the costs, fees, expenses and charges related to the Merger Agreement or the Transactions;

•	risks related to the Transactions’ diverting management’s or employees’ attention from ongoing business operations;

•	risks that Thorne’s stock price may fluctuate during the pendency of the Transactions and decline significantly if the Transactions are not completed;

•

risks related to obtaining the requisite consents to the Transactions, including the timing and receipt of regulatory approvals from various governmental entities, as the case may be, including any conditions, limitations or restrictions placed on these approvals, and the risk that one or more governmental entities may deny approval; and

•	risks related to achieving the Minimum Condition.

Consequently, all of the forward-looking statements that we make in this Schedule 14D-9 are qualified by the information contained or incorporated by reference in this Schedule 14D-9, including: (1) the information contained under this caption; and (2) information in our most recent filings on Forms 10-K and 10-Q, including the information contained under the section of such Forms 10-K and 10-Q captioned “Risk Factors,” and information in our consolidated financial statements and notes thereto. No assurance can be given that these are all of the factors that could cause actual results to vary materially from the forward-looking statements.

Except as required by applicable law, we undertake no obligation to publicly update forward-looking statements, whether as a result of new information, future events or otherwise. Thorne stockholders are advised to consult any future disclosures that we make on related subjects as may be detailed in our other filings made from time to time with the SEC. We will amend this Schedule 14D-9 to reflect any material change in the information previously disclosed, consistent with our obligation under Exchange Act Rule 14d-9(c) and General Instruction E to Schedule 14D-9.

Item 9. Exhibits

The following Exhibits are filed herewith or incorporated herein by reference.

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated September 14, 2023 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO).

(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).

(a)(1)(F)	Form of Summary Advertisement as published on September 14, 2023, in The New York Times (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO).

(a)(5)(A)	Press Release issued by Thorne on August 28, 2023 (incorporated by reference to Exhibit 99.1 to Thorne’s Current Report on Form 8-K, filed with the SEC on August 28, 2023).

(a)(5)(B)*	Opinion of Canaccord Genuity LLC, dated August 27, 2023 (included as Annex A to this Schedule 14D-9).

(e)(1)	Agreement and Plan of Merger, dated August 27, 2023, between the Buyer Parties and Thorne (incorporated by reference to Exhibit 2.1 to Thorne’s Current Report on Form 8-K, filed with the SEC on August 28, 2023).

(e)(2)	Confidentiality Agreement, dated June 6, 2023, by and between Thorne and L Catterton Management Limited (incorporated by reference to Exhibit (d)(2) to the Schedule TO).

(e)(3)	Exclusivity Agreement, dated August 17, 2023, by and between Thorne and Catterton Management Company, L.L.C. (incorporated by reference to Exhibit (d)(3) to the Schedule TO).

(e)(4)	Equity Commitment Letter, dated August 27, 2023, by and among L Catterton X, L.P., L Catterton X Offshore, L.P. and Healthspan Buyer, LLC (incorporated by reference to Exhibit (d)(4) to the Schedule TO).

(e)(5)	Guaranty, dated August 27, 2023, by and among L Catterton X, L.P., L Catterton X Offshore, L.P. and Healthspan Buyer, LLC (incorporated by reference to Exhibit (d)(5) to the Schedule TO).

(e)(6)	Form of Tender and Support Agreement (incorporated by reference to Exhibit 10.1 to Thorne’s Current Report on Form 8-K, filed with the SEC on August 28, 2023).

(e)(7)	Annual Report on Form 10-K (incorporated by reference to the Form 10-K for the fiscal year ended December 31, 2022, filed with the SEC on March 31, 2023).

(e)(8)	Form of Indemnification Agreement between Thorne and each of its directors and executive officers (incorporated by reference to Exhibit 10.1 to the Registration Statement on Form S-1/A filed by Thorne with the SEC on September 21, 2021).

(e)(9)	2010 Equity Incentive Plan, as amended, and forms of agreement thereunder (incorporated by reference to Exhibit 10.2 to the Registration Statement on Form S-1/A filed by Thorne with the SEC on September 21, 2021).

(e)(10)	Restated 2020 Onegevity Equity Plan, and forms of agreement thereunder (incorporated by reference to Exhibit 10.3 to the Registration Statement on Form S-1/A filed by Thorne with the SEC on September 21, 2021).

Exhibit No.	Description

(e)(11)	2021 Equity Incentive Plan and forms of agreements thereunder (incorporated by reference to Exhibit 10.4 to the Registration Statement on Form S-1/A filed by Thorne with the SEC on September 21, 2021).

(e)(12)	2021 Employee Stock Purchase Plan and forms of agreements thereunder (incorporated by reference to Exhibit 10.5 to the Registration Statement on Form S-1/A filed by Thorne with the SEC on September 21, 2021).

(e)(13)	Form of Confirmatory Employment Letter with Paul F. Jacobson (incorporated by reference to Exhibit 10.6(a) to the Registration Statement on Form S-1/A filed by Thorne with the SEC on September 21, 2021).

(e)(14)	Form of Confirmatory Employment Letter with William C. McCamy (incorporated by reference to Exhibit 10.6(b) to the Registration Statement on Form S-1/A filed by Thorne with the SEC on September 21, 2021).

(e)(15)	Form of Confirmatory Employment Letter with Thomas P. McKenna (incorporated by reference to Exhibit 10.6(c) to the Registration Statement on Form S-1/A filed by Thorne with the SEC on September 21, 2021).

(e)(16)	Employee Incentive Compensation Plan (incorporated by reference to Exhibit 10.7 to the Registration Statement on Form S-1/A filed by Thorne with the SEC on September 21, 2021).

(e)(17)	Form of Change in Control and Severance Agreement with Paul F. Jacobson (incorporated by reference to Exhibit 10.8(a) to the Registration Statement on Form S-1/A filed by Thorne with the SEC on September 21, 2021).

(e)(18)	Form of Change in Control and Severance Agreement with William C. McCamy (incorporated by reference to Exhibit 10.8(b) to the Registration Statement on Form S-1/A filed by Thorne with the SEC on September 21, 2021).

(e)(19)	Form of Change in Control and Severance Agreement with Thomas P. McKenna (incorporated by reference to Exhibit 10.8(c) to the Registration Statement on Form S-1/A filed by Thorne with the SEC on September 21, 2021).

(e)(20)	Outside Director Compensation Policy (incorporated by reference to Exhibit 10.9 to the Registration Statement on Form S-1/A filed by Thorne with the SEC on September 21, 2021).

(e)(21)	Lease Agreement between Thorne and GPT Summerville Owner LLC, dated September 16, 2019, as amended (incorporated by reference to Exhibit 10.10 to the Registration Statement on Form S-1/A filed by Thorne with the SEC on September 21, 2021).

(e)(22)	Agreement of Lease between Thorne and Carnegie Hall Tower II L.L.C., dated March 14, 2013, as amended (incorporated by reference to Exhibit 10.11 to the Registration Statement on Form S-1/A filed by Thorne with the SEC on September 21, 2021).

(e)(23)	Multi-Tenant Industrial Triple Net Lease between Thorne and Icon Owner Pool 1 SF Non-Business Parks, LLC, dated October 25, 2019 (incorporated by reference to Exhibit 10.12 to the Registration Statement on Form S-1/A filed by Thorne with the SEC on September 21, 2021).

(e)(24)	Vendor Agreement between Thorne and BioTE Medical, LLC, dated December 1, 2020 (incorporated by reference to Exhibit 10.13 to the Registration Statement on Form S-1/A filed by Thorne with the SEC on September 21, 2021).

(e)(25)	Uncommitted and Revolving Credit Line Agreement between Thorne and Sumitomo Mitsui Banking Corporation, dated February 12, 2021 (incorporated by reference to Exhibit 10.14 to the Registration Statement on Form S-1/A filed by Thorne with the SEC on September 21, 2021).

Exhibit No.	Description

(e)(26)	Fee Letter between Thorne and Mitsui & Co., Ltd., dated February 12, 2021 (incorporated by reference to Exhibit 10.15 to the Registration Statement on Form S-1/A filed by Thorne with the SEC on September 21, 2021).

(e)(27)	Fee Letter between Thorne and Kirin Holdings Company, Limited, dated February 12, 2021 (incorporated by reference to Exhibit 10.16 to the Registration Statement on Form S-1/A filed by Thorne with the SEC on September 21, 2021).

(e)(28)	Uncommitted and Revolving Credit Line Agreement between Thorne and Sumitomo Mitsui Banking Corporation, dated February 14, 2020 (incorporated by reference to Exhibit 10.17 to the Registration Statement on Form S-1/A filed by Thorne with the SEC on September 21, 2021).

(e)(29)	Fee Letter between Thorne and Mitsui & Co., Ltd., dated February 14, 2020 (incorporated by reference to Exhibit 10.18 to the Registration Statement on Form S-1/A filed by Thorne with the SEC on September 21, 2021).

(e)(30)	Fee Letter between Thorne and Kirin Holdings Company, Limited, dated February 14, 2020 (incorporated by reference to Exhibit 10.19 to the Registration Statement on Form S-1/A filed by Thorne with the SEC on September 21, 2021).

(e)(31)	Reimbursement Agreement between Thorne and Sumitomo Mitsui Banking Corporation, dated November 30, 2018 (incorporated by reference to Exhibit 10.20 to the Registration Statement on Form S-1/A filed by Thorne with the SEC on September 21, 2021).

(e)(32)	Fee Letter between Thorne and Kirin Holdings Company, Limited, dated November 30, 2018 (incorporated by reference to Exhibit 10.21 to the Registration Statement on Form S-1/A filed by Thorne with the SEC on September 21, 2021).

(e)(33)	Fee Letter between Thorne and Mitsui & Co., Ltd., dated November 30, 2018 (incorporated by reference to Exhibit 10.22 to the Registration Statement on Form S-1/A filed by Thorne with the SEC on September 21, 2021).

(e)(34)	Unconditional Guaranty between Thorne and Truist Bank, dated June 2, 2020 (incorporated by reference to Exhibit 10.23 to the Registration Statement on Form S-1/A filed by Thorne with the SEC on September 21, 2021).

(e)(35)	Authorized Reseller Agreement between Thorne and Pattern Inc., dated November 25, 2019, as amended (incorporated by reference to Exhibit 10.24 to the Registration Statement on Form S-1/A filed by Thorne with the SEC on September 21, 2021).

(e)(36)	First Amended and Restated Distribution Agreement between Thorne and Emerson Ecologics, LLC, dated August 31, 2020, as amended (incorporated by reference to Exhibit 10.25 to the Registration Statement on Form S-1/A filed by Thorne with the SEC on September 21, 2021).

(e)(37)	Nominating, Observer, and Secondment Agreement between Thorne, Kirin Holdings Company, Limited, and Mitsui & Co., Ltd., dated September 27, 2021 (incorporated by reference to Exhibit 10.26 to the Form 10-K for the fiscal year ended December 31, 2021 filed with the SEC on March 16, 2022).

(e)(38)	Industrial Lease between Registrant and SFG Charleston Omni, LLC, dated July 28, 2021 (incorporated by reference to Exhibit 10.1 to the Form 10-Q for the fiscal quarter ended September 30, 2021 filed with the SEC on November 10, 2021).

(e)(39)	Lease Agreement between Registrant and SRE TKC Charleston IV, LLC, dated January 26, 2021 (incorporated by reference to Exhibit 10.28 to the Form 10-K for the fiscal year ended December 31, 2021 filed with the SEC on March 16, 2022).

(e)(40)	Loan Agreement, dated March 31, 2022, between Thorne HealthTech, Inc., as borrower, and Bank of America N.A., as lender (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the SEC on April 12, 2022).

Exhibit No.	Description

(e)(41)	Security Agreement, dated March 31, 2022, between Thorne HealthTech, Inc. and Thorne Research, Inc., as pledgor, and Bank of America, N.A. (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed with the SEC on April 12, 2022).

(e)(42)	Continuing and Unconditional Guaranty, dated March 31, 2022, by Thorne Research, Inc., as guarantor (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed with the SEC on April 12, 2022).

(e)(43)	Authorized Reseller Agreement between Registrant and Pattern, Inc., dated April 21, 2022 (incorporated by reference to Exhibit 10.4 to the Form 10-Q for the fiscal quarter ended March 31, 2022 filed with the SEC on May 12, 2022).

(e)(44)	Credit Agreement, dated December 21, 2022, between Thorne HealthTech, Inc., as borrower, and Fifth Third Bank N.A., as lender (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the SEC on December 22, 2022).

(e)(45)	Revolving Loan Promissory Note, dated December 21, 2022, between Thorne HealthTech, Inc., as borrower, and Fifth Third Bank N.A., as lender (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed with the SEC on December 22, 2022).

(e)(46)	Term Loan Promissory Note, dated December 21, 2022, between Thorne HealthTech, Inc., as borrower, and Fifth Third Bank N.A., as lender (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed with the SEC on December 22, 2022).

(e)(47)	Guaranty and Security Agreement, dated December 21, 2022, by Thorne HealthTech, Inc. and Thorne Research, Inc., as guarantor, together, grantors, in favor of Fifth Third Bank, N.A. (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed with the SEC on December 22, 2022).

(e)(48)	Joint Venture Agreement, dated January 31, 2023, by Thorne HealthTech, Inc., as purchaser, and PreCon LLC, as Seller (incorporated by reference to Exhibit 10.37 to the Form 10-K for the fiscal year ended December 31, 2022, filed with the SEC on March 31, 2023).

(e)(49)	Second Amendment to Lease Agreement, dated November 17, 2022, between Thorne HealthTech, Inc., as tenant, and Victoria Logistics Assets LP, as landlord (incorporated by reference to Exhibit 10.38 to the Form 10-K for the fiscal year ended December 31, 2022 filed with the SEC on March 31, 2023).

(e)(50)	Stock Purchase Agreement dated January 31, 2023, between Thorne HealthTech, Inc., PreCon Acquisition LLC and Eigenlyfe LLC (incorporated by reference to Exhibit 10.1 to the Form 10-Q for the fiscal quarter ended March 31, 2023, filed with the SEC on May 12, 2023).

(e)(51)	Employment agreement for Saloni S. Varma, Chief Financial Officer, dated February 21, 2023, (incorporated by reference to Exhibit 10.3 to the Form 10-Q for the fiscal quarter ended March 31, 2023, filed with the SEC on May 12, 2023).

(e)(52)	Amendment to Lease Agreement between Registrant and Icon Owner Pool 1 SF Non-business Parks, LLC, dated July 10, 2023 (incorporated by reference to Exhibit 10.4 to the Form 10-Q for the fiscal quarter ended June 30, 2023, filed with the SEC on August 9, 2023).

(e)(53)	Employment Agreement dated May 25, 2023, between Thorne HealthTech, Inc. and Paul F. Jacobson (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the SEC on June 1, 2023).

(e)(54)	Employment Agreement dated May 25, 2023, between Thorne HealthTech, Inc. and Thomas P. McKenna (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed with the SEC on June 1, 2023).

Exhibit No.	Description

(e)(55)	Change in Control Agreement dated May 1, 2023, with William McCamy (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Thorne with the SEC on August 31, 2023).

(e)(56)	Change in Control Agreement dated May 10, 2023, with Saloni Varma (incorporated by reference to Exhibit 10.2 to the Form 8-K filed by Thorne with the SEC on August 31, 2023).

(g)	Not applicable.

*	Filed herewith.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THORNE HEALTHTECH, INC.

Date: September 14, 2023	By:	/s/ Paul Jacobson
Paul Jacobson Chief Executive Officer

Annex A

Canaccord Genuity LLC 535 Madison Avenue New York, NY 10022 T1: 1.212.389.8000 cgf.com

August 27, 2023

Special Committee of the Board of Directors

Board of Directors

Thorne HealthTech, Inc.

152 W. 57th Street

New York, NY 10019

Members of the Special Committee and Board of Directors:

We understand that Thorne HealthTech, Inc., a Delaware corporation (the “Company”), and Healthspan Buyer, LLC, a Delaware limited liability company (“Parent”), intend to enter into an Agreement and Plan of Merger (the “Agreement”), pursuant to which (i) Healthspan Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Purchaser”), will commence a tender offer to purchase all of the outstanding shares of common stock, par value $0.01 per share, of the Company (“Company Common Stock,” and such tender offer, the “Offer”) at a price of $10.20 per share in cash, without interest (the “Per Share Price”) and (ii) following consummation of the Offer, Purchaser will be merged with and into the Company, with the Company continuing as the surviving corporation and as a wholly owned subsidiary of Parent (the “Merger” and, together with the Offer, the “Transaction”), pursuant to which each share of Company Common Stock that is outstanding as of immediately prior to the Effective Time (other than (i) Owned Company Shares, including any shares irrevocably accepted for payment by Purchaser in the Offer, or (ii) Dissenting Company Shares (the shares referred to in clauses (i) and (ii), together with any shares of Company Common Stock held by any affiliate of Parent, “Excluded Shares”)) will be cancelled and converted into the right to receive cash in an amount equal to the Per Share Price. The terms and conditions of the Transaction are more fully set forth in the Agreement (capitalized terms used but not otherwise defined herein shall have the meanings given to such terms in the Agreement). You have requested our opinion as of the date hereof as to whether the Per Share Price to be received by the holders of shares of Company Common Stock (other than Excluded Shares) pursuant to the Agreement is fair, from a financial point of view, to such holders.

Canaccord Genuity LLC (“CG”), as part of its investment banking activities, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. In the ordinary course of business, we and our affiliates may acquire, hold or sell, for our and our affiliates’ own accounts and the accounts of customers, equity, debt and other securities and financial instruments (including bank loans and other obligations) of the Company, Parent, certain of their respective affiliates, and any other company that may be involved in the Transaction. We have acted as financial advisor to the Company in connection with the Transaction. We have received and will receive fees for our services in connection with the Transaction, including a portion of which was payable in connection with the signing of our engagement letter with the Company, a portion of which is payable upon the delivery of this opinion, and the remainder of which is contingent upon the consummation of the Transaction. In addition, the Company has agreed to reimburse certain of our expenses and indemnify us for certain liabilities relating to or arising out of our engagement. Other than as related to our current engagement by the Company, we have provided no investment banking or other financial advisory services to any of Parent, Purchaser or the Company during the two years preceding the date of this opinion for which we received fees. We may provide investment

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Thorne HealthTech, Inc.

August 27, 2023

banking and other services to or with respect to the Company, Parent or their respective affiliates in the future, for which we may receive compensation.

In connection with our review of the proposed Transaction and developing our opinion, we have, among other things:

(i)	reviewed certain publicly available information relating to the Company;

(ii)	reviewed certain internal historical financial statements and other historical financial and operating data concerning the Company provided to us by management of the Company;

(iii)

reviewed certain financial projections and other estimates and data relating to the Company prepared by management of the Company that we have been directed to utilize in our analysis (collectively, the “Projections”);

(iv)	conducted discussions with members of senior management of the Company regarding the past and current operations and financial condition and the prospects of the Company;

(v)	reviewed financial and stock market data for certain companies, the securities of which are publicly traded, that we deemed to be relevant to the Company;

(vi)	reviewed certain financial terms of certain other acquisitions we deemed to be relevant and comparable to the Transaction;

(vii)

reviewed the terms of the Agreement furnished to us by the Company on August 27, 2023, which we have assumed, with your consent, to be identical in all material respects to the agreement executed by the parties; and

(viii)

reviewed such other financial studies and analyses, performed such other investigations, and took into account such other matters as we deemed necessary, including an assessment of general securities, economic, market and monetary conditions.

In connection with our review and arriving at our opinion, we have not independently verified any of the foregoing information, have relied on such information, have assumed that all such information is complete and accurate in all material respects, and have relied on assurances of management of the Company that they are not aware of any facts that would make such information misleading in any material respect. With respect to the Projections and other estimated and forward-looking information provided to us by management of the Company, we have assumed, with your consent, that such Projections and other information have been reasonably prepared on bases reflecting the best currently available estimates and judgments of such management. At your direction, we have used and relied on the Projections and such other information provided by management of the Company for purposes of our analysis and this opinion. We express no view or opinion as to the Projections or the assumptions on which they are based. We also have assumed that (i) the Transaction will be consummated upon the terms set forth in the Agreement, without waiver, modification or amendment of any material term, condition or agreement therein which would be in any way meaningful to our analysis, (ii) the representations and warranties made by the parties to the Agreement are and will be true and correct in all respects material to our analysis, and (iii) in the course of obtaining necessary governmental, regulatory and third party approvals and consents for the Transaction, no modification, delay, limitation, restriction or conditions will be imposed that will have an adverse effect on the Company, Parent or the contemplated benefits of the Transaction in any way meaningful to our analysis.

This opinion has been approved by a fairness committee of CG. Our opinion is rendered on the basis of securities, economic, market and monetary conditions prevailing as of the date hereof and on the prospects, financial and otherwise of the Company known to us as of the date hereof. It should be understood that (i) subsequent developments may affect the conclusions expressed in this opinion if this opinion were rendered as of a later date,

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Thorne HealthTech, Inc.

August 27, 2023

and (ii) CG disclaims any obligation to advise any person of any change in any manner affecting this opinion that may come to our attention after the date of this opinion. We have not undertaken to reaffirm or revise this opinion or otherwise comment upon any events occurring after the date hereof and do not have any obligation to update, revise or reaffirm this opinion. We have not been requested to conduct and we have not conducted, nor have we relied upon, any independent valuation or appraisal of any of the assets or liabilities of the Company. We also have not evaluated the solvency of any party to the Agreement under any state, federal or other laws, rules or regulations relating to bankruptcy, insolvency or similar matters. In addition, we have assumed, with your consent, that any material liabilities (contingent or otherwise, known or unknown) of the Company are as set forth in the financial statements of the Company provided to us.

This opinion is limited to and addresses only the fairness, from a financial point of view, as of the date hereof, to the holders of shares of Company Common Stock (other than Excluded Shares) of the Per Share Price to be received by such holders pursuant to the Agreement. We do not express any view on, and our opinion does not address, any other term or aspect of the Transaction, including, without limitation, the form or structure of the Transaction, or any terms or aspects of any agreement, arrangement or understanding to be entered into in connection with the Transaction or contemplated by the Agreement. We also express no opinion as to the fairness of the Transaction to the holders of any other class of securities, creditors or other constituencies of the Company or any value that holders of Dissenting Company Shares may be entitled to receive. Our opinion does not address the relative merits of the Transaction as compared to other business strategies or transactions that might be available to the Company, nor does it address the underlying business decision of the Company to proceed with the Transaction or any view on any other term or aspect of the Agreement. We also note that we are not legal, accounting, regulatory or tax experts and have relied on the assessments made by the Company and its advisors with respect to such matters. We have not considered, and we express no opinion as to, the fairness of the amount or nature of the compensation to be paid to any of the Company’s officers, directors or employees, or class of such persons, relative to the Per Share Price to be paid to the stockholders of the Company in the Transaction or otherwise. Further, we express no view or opinion as to in the future what the price or range of prices at which Company Common Stock or any other securities may trade or otherwise be transferable, including following announcement of the Transaction.

This opinion, as set forth in this letter form, is solely directed to and for the information of the Board of Directors of the Company and the Special Committee thereof (in their respective capacities as such) in connection with their evaluation of the Transaction and does not constitute advice or a recommendation to the Special Committee or the Board of Directors as to how the Special Committee or the Board of Directors should vote with respect to the Agreement or to any stockholder as to whether such stockholder should tender shares of Company Common Stock in connection with the Offer, or how such person should otherwise act with respect to the Transaction or any other matter. It is understood that this letter may not be disclosed or otherwise referred to without our prior written consent.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Per Share Price to be received by the holders of shares of Company Common Stock (other than Excluded Shares) pursuant to the Agreement is fair, from a financial point of view, to such holders.

Sincerely,

CANACCORD GENUITY LLC

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